UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: June 29, 2023	By	/s/ Srinivasan Vaidyanathan
	Name:	Srinivasan Vaidyanathan
	Title:	Chief Financial Officer

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Financial Statements of HDFC Bank Limited prepared in accordance with US GAAP as of and for the six months periods ended September 30, 2021 and 2022.

Exhibit I

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	March 31, 2022		September 30, 2022 (Unaudited)		September 30, 2022 (Unaudited)

	(In millions, except number of shares)
ASSETS:
Cash and due from banks, and restricted cash	Rs.	1,122,031.1	Rs.	1,013,245.4	US$	12,452.3
Investments held for trading, at fair value		53,199.5		50,774.4		624.0
Investments available for sale debt securities, at fair value [includes restricted investments of Rs. 1,648,213.8 and Rs. 2,000,135.6 (US$ 24,580.7), as of March 31, 2022 and September 30, 2022, respectively]		4,388,563.1		4,947,132.8		60,798.0
Securities purchased under agreements to resell		373,053.3		5,719.4		70.3
Loans [net of allowance of Rs. 372,671.8 and Rs. 380,426.6 (US$ 4,675.2), as of March 31, 2022 and September 30, 2022, respectively]		14,036,872.2		15,465,763.5		190,067.2
Accrued interest receivable		134,467.7		159,624.6		1,961.7
Property and equipment, net		65,826.4		70,771.3		869.5
Goodwill		74,937.9		74,937.9		921.0
Other assets		864,754.3		1,242,079.0		15,264.6

Total assets	Rs.	21,113,705.5	Rs.	23,030,048.3	US$	283,028.6

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities:
Interest-bearing deposits	Rs.	13,197,979.7	Rs.	14,432,600.1	US$	177,370.0
Non-interest-bearing deposits		2,382,052.2		2,276,031.9		27,971.4

Total deposits		15,580,031.9		16,708,632.0		205,341.4
Securities sold under repurchase agreements		151,844.9		315,107.9		3,872.5
Short-term borrowings		554,167.6		952,979.8		11,711.7
Accrued interest payable		82,412.8		89,380.3		1,098.4
Long-term debt		1,554,333.4		1,530,487.5		18,809.0
Accrued expenses and other liabilities		681,461.5		822,660.7		10,110.1

Total liabilities	Rs.	18,604,252.1	Rs.	20,419,248.2	US$	250,943.1

Commitments and contingencies (see note: 17)
Shareholders’ equity:
Equity shares: par value—Rs. 1.0 each; authorized 6,500,000,000 shares and 6,500,000,000 shares; issued and outstanding 5,545,540,976 shares and 5,569,959,026 shares, as of March 31, 2022 and September 30, 2022, respectively	Rs.	5,545.5	Rs.	5,570.0	US$	68.5
Additional paid-in capital		834,615.2		863,245.2		10,608.9
Retained earnings		1,153,191.1		1,287,776.2		15,826.1
Statutory reserve		529,279.1		531,280.6		6,529.2
Accumulated other comprehensive income (loss)		(17,792.5)		(82,136.8)		(1,009.4)

Total HDFC Bank Limited shareholders’ equity		2,504,838.4		2,605,735.2		32,023.3
Noncontrolling interest in subsidiaries		4,615.0		5,064.9		62.2
Total shareholders’ equity		2,509,453.4		2,610,800.1		32,085.5

Total liabilities and shareholders’ equity	Rs.	21,113,705.5	Rs.	23,030,048.3	US$	283,028.6

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Six-month period ended September 30,
	2021		2022		2022

	(In millions, except share and per share amounts)
Interest and dividend revenue:
Loans	Rs.	512,348.7	Rs.	618,225.9	US$	7,597.7
Trading securities		942.0		1,623.9		20.0
Available for sale debt securities		119,680.1		143,220.7		1,760.1
Other		12,148.9		11,014.3		135.4

Total interest and dividend revenue		645,119.7		774,084.8		9,513.2

Interest expense:
Deposits		240,788.9		281,832.9		3,463.6
Short-term borrowings		7,908.8		19,517.8		239.9
Long-term debt		37,520.8		43,840.7		538.8
Other		93.8		291.3		3.6

Total interest expense		286,312.3		345,482.7		4,245.9

Net interest revenue		358,807.4		428,602.1		5,267.3
Provision for credit losses		59,599.4		46,109.0		566.7

Net interest revenue after provision for credit losses		299,208.0		382,493.1		4,700.6

Non-interest revenue, net:
Fees and commissions		91,095.5		112,186.5		1,378.7
Trading securities gain, net		1,478.4		(59.4)		(0.7)
Realized gain on sales of available for sale debt securities, net		8,272.0		(833.3)		(10.2)
Allowance on available for sale debt securities		2,915.1		—		—
Foreign exchange transactions		20,657.8		7,984.2		98.1
Derivatives Gain/ (loss), net		(736.4)		10,802.3		132.8
Other, net		8,242.2		1,416.8		17.4

Total non-interest revenue, net		131,924.6		131,497.1		1,616.1

Total revenue, net		431,132.6		513,990.2		6,316.7

Non-interest expense:
Salaries and staff benefits		81,031.5		93,007.2		1,143.0
Premises and equipment		18,049.8		21,995.0		270.3
Depreciation and amortization		7,749.0		11,061.9		135.9
Administrative and other		70,776.6		88,220.2		1,084.2

Total non-interest expense		177,606.9		214,284.3		2,633.4

Income before income tax expense		253,525.7		299,705.9		3,683.3
Income tax expense		68,059.6		76,503.7		940.2

Net income before noncontrolling interest	Rs.	185,466.1	Rs.	223,202.2	US$	2,743.1
Less: Net income/(loss) attributable to shareholders of noncontrolling interest		178.0		398.1		4.9

Net income attributable to HDFC Bank Limited	Rs.	185,288.1	Rs.	222,804.1	US$	2,738.2

Per share information: (see note: 18)
Earnings per equity share—basic	Rs.	33.54	Rs.	40.11	US$	0.49
Earnings per equity share—diluted	Rs.	33.38	Rs.	39.98	US$	0.48
Per ADS information (where 1 ADS represents 3 shares): (see note: 18)
Earnings per ADS—basic	Rs.	100.62	Rs.	120.33	US$	1.47
Earnings per ADS—diluted	Rs.	100.14	Rs.	119.94	US$	1.44

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Six-month period ended September 30,
	2021		2022		2022

	(In millions, except share and per share amounts)
Net income before noncontrolling interest	Rs.	185,466.1	Rs.	223,202.2	US$	2,743.1
Other comprehensive income, net of tax:
Foreign currency translation adjustment:
Net unrealized gain/ (loss) arising during the period [net of tax Rs. (168.2) and Rs. (988.2), as of September 30, 2021 and September 30, 2022, respectively]		500.0		2,937.8		36.1
Available for sale debt securities:
Net unrealized gain/ (loss) arising during the period [net of tax Rs. (3,151.9) and Rs. 22,421.7, as of September 30, 2021 and September 30, 2022, respectively]		9,370.2		(66,659.1)		(819.2)
Reclassification adjustment for net (gain)/ loss included in net income [net of tax Rs. 1,577.3 and Rs. 209.5, as of September 30, 2021 and September 30, 2022, respectively]		(4,689.2)		(623.0)		(7.7)
Other comprehensive income, net of tax		5,181.0		(64,344.3)		(790.8)

Total comprehensive income		190,647.1		158,857.9		1,952.3
Less: Comprehensive income attributable to shareholders of noncontrolling interest		178.0		398.1		4.9

Comprehensive income attributable to HDFC Bank Limited	Rs.	190,469.1	Rs.	158,459.8	US$	1,947.4

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six-month period ended September 30,
	2021	2022	2022
		(In millions)
Cash flows from operating activities:
Net income before noncontrolling interest	Rs.185,466.1	Rs.223,202.2	US$	2,743.1
Adjustment to reconcile net income to net cash provided by operating activities
Provision for credit losses	59,599.4	46,109.0		566.7
Depreciation and amortization	7,749.0	11,061.9		135.9
Amortization of deferred customer acquisition costs and fees	4,753.8	4,804.8		59.0
Amortization of premium (discount) on investments	4,102.2	3,653.6		44.9
Allowance on available for sale debt securities	(2,915.1)	—		—
Deferred tax (benefit)	(720.0)	(747.8)		(9.1)
Other gains, net	(7,744.2)	(360.6)		(4.4)
Share-based compensation expense	7,471.5	5,730.0		70.4
Net realized (gain)/ loss on sale of available for sale debt securities	(8,272.0)	833.3		10.2
(Gain)/ loss on disposal of property and equipment, net	(0.1)	54.1		0.7
Unrealized exchange (gain)	(970.1)	(5,684.3)		(69.9)
Net change in:
Investments held for trading	49,758.4	(11,415.8)		(140.3)
Accrued interest receivable	(5,667.7)	(24,969.1)		(306.9)
Other assets	(9,150.9)	(192,829.4)		(2,369.7)
Accrued interest payable	(1,005.2)	6,863.4		84.3
Accrued expense and other liabilities	(41,216.9)	128,261.4		1,576.3

Net cash provided by operating activities	241,238.2	194,566.7		2,391.2

Cash flows from investing activities:
Term placements	(111,546.0)	(138,590.3)		(1,703.2)
Activity in available for sale debt securities:
Purchases	(820,790.5)	(882,880.6)		(10,850.2)
Proceeds from sales	645,033.8	8,424.3		103.5
Maturities, prepayments and calls	407,711.8	230,259.8		2,829.8
Net change in repurchase agreements and reverse repurchase agreements	(707,932.3)	530,596.9		6,520.8
Loans purchased	(126,207.2)	(343,540.2)		(4,222.0)
Repayments on loans purchased	74,616.0	244,437.3		3,004.0
Increase in loans originated, net of principal collections	(666,302.9)	(1,337,984.3)		(16,443.2)
Additions to property and equipment	(11,129.2)	(17,210.4)		(211.5)
Proceeds from sale or disposal of property and equipment	78.3	149.0		1.8
Activity in equity securities, net	7,216.3	(142.1)		(1.7)

Net cash used in investing activities	(1,309,251.9)	(1,706,480.6)		(20,971.9)

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(Unaudited)

	Six-month period ended September 30,
	2021		2022		2022
			(In millions)
Cash flows from financing activities:
Net increase in deposits	Rs	714,931.1	Rs	1,115,711.3	US$	13,711.7
Net increase/ (decrease) in short-term borrowings		181,155.7		398,812.2		4,901.2
Proceeds from issue of shares by a subsidiary to noncontrolling interests		109.4		199.1		2.4
Proceeds from issuance of long-term debt		231,062.7		246,169.7		3,025.3
Repayment of long-term debt		(213,800.4)		(300,127.1)		(3,688.4)
Proceeds from issuance of equity shares for options exercised		18,847.2		22,777.2		279.9
Payment of dividends		(36,059.6)		(86,217.5)		(1,059.6)

Net cash provided by financing activities		896,246.1		1,397,324.9		17,172.5

Effect of exchange rate changes on cash and due from banks, and restricted cash		(1,012.7)		5,803.3		71.3
Net change in cash and due from banks, and restricted cash		(172,780.3)		(108,785.7)		(1,336.9)
Cash and due from banks, and restricted cash, beginning of year		930,694.7		1,122,031.1		13,789.2

Cash and due from banks, and restricted cash, end of year	Rs.	757,914.4	Rs.	1,013,245.4	US$	12,452.3

Supplementary cash flow information:
Interest paid	Rs.	287,307.3	Rs.	338,515.2	US$	4,160.2
Income taxes paid, net of refunds	Rs.	68,779.6	Rs.	77,251.5	US$	949.4
Non-cash investment activities
i) Payable for purchase of property and equipment	Rs.	1,798.1	Rs.	4,481.5	US$	55.1
ii) Trade date sale receivable of available for sale debt securities	Rs.	—	Rs.	—	US$	—

iii) Operating lease right-of-use assets	Refer to note 17—“Commitments and contingencies—Lease commitments” for more information and balances as of September 30, 2022.

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Unaudited)

	Number of Equity Shares	Equity Share Capital		Additional Paid in Capital		Retained Earnings		Statutory Reserve (*)		Accumulated Other Comprehensive Income/ (Loss)		Total HDFC Bank Limited Shareholders’ Equity		Noncontrolling Interest		Total Shareholders’ Equity
	(in millions, except for equity shares)
Balance at March 31, 2021	5,512,776,482	Rs.	5,512.8	Rs.	794,220.3	Rs.	897,873.7	Rs.	434,835.3	Rs.	27,186.3	Rs.	2,159,628.4	Rs.	3,776.4	Rs.	2,163,404.8
Shares issued upon exercise of options	24,675,408		24.7		18,822.5								18,847.2				18,847.2
Share-based compensation					7,471.5								7,471.5				7,471.5
Dividends							(36,059.6)						(36,059.6)				(36,059.6)
Change in ownership interest in subsidiary					51.6								51.6		(51.6)		—
Shares issued to noncontrolling interest													—		109.4		109.4
Transfer to statutory reserve							(731.0)		731.0				—				—
Net income							185,288.1						185,288.1		178.0		185,466.1
Net change in accumulated other comprehensive income											5,181.0		5,181.0				5,181.0
Balance at September 30, 2021	5,537,451,890	Rs.	5,537.5	Rs.	820,565.9	Rs.	1,046,371.2	Rs.	435,566.3	Rs.	32,367.3	Rs.	2,340,408.2	Rs.	4,012.2	Rs.	2,344,420.4

	Number of Equity Shares	Equity Share Capital		Additional Paid in Capital		Retained Earnings		Statutory Reserve (*)		Accumulated Other Comprehensive Income/ (Loss)		Total HDFC Bank Limited Shareholders’ Equity		Noncontrolling Interest		Total Shareholders’ Equity
	(in millions, except for equity shares)
Balance at March 31, 2022	5,545,540,976	Rs.	5,545.5	Rs.	834,615.2	Rs.	1,153,191.1	Rs.	529,279.1	Rs.	(17,792.5)	Rs.	2,504,838.4	Rs.	4,615.0	Rs.	2,509,453.4
Shares issued upon exercise of options	24,418,050		24.5		22,752.7								22,777.2				22,777.2

Share-based compensation					5,730.0								5,730.0				5,730.0
Dividends							(86,217.5)						(86,217.5)				(86,217.5)
Change in ownership interest in subsidiary					147.3								147.3		(147.3)		—
Shares issued to noncontrolling interest													—		199.1		199.1
Transfer to statutory reserve							(2,001.5)		2,001.5				—				—
Net income							222,804.1						222,804.1		398.1		223,202.2
Net change in accumulated other comprehensive income											(64,344.3)		(64,344.3)				(64,344.3)
Balance at September 30, 2022	5,569,959,026	Rs.	5,570.0	Rs.	863,245.2	Rs.	1,287,776.2	Rs.	531,280.6	Rs.	(82,136.8)	Rs.	2,605,735.2	Rs.	5,064.9	Rs.	2,610,800.1

Balance at September 30, 2022	5,569,959,026	US$	68.5	US$	10,608.9	US$	15,826.1	US$	6,529.2	US$	(1,009.4)	US$	32,023.3	US$	62.2	US$	32,085.5

(*)

Under local regulations, the Bank is required to transfer 25% of its profit after tax (per Indian GAAP) to anon-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval.

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

These condensed consolidated financial statements should be read in conjunction with the financial statements of the Bank included in its Form 20-F filed with the Securities and Exchange Commission on July 29, 2022.

1. Summary of significant accounting policies

a. Principles of consolidation

The consolidated financial statements include the accounts of HDFC Bank Limited and its subsidiaries. The Bank consolidates subsidiaries in which, directly or indirectly, it holds more than 50% of the voting rights and/or has control. Entities where the Bank holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence are accounted for under the equity method. These investments are included in other assets and the Bank’s proportionate share of income or loss is included in non-interest revenue, other. The Bank consolidates Variable Interest Entities (“VIEs”) where the Bank is determined to be the primary beneficiary. All significant inter-company balances and transactions are eliminated on consolidation.

b. Basis of presentation

These financial statements have been prepared in accordance with the Generally Accepted Accounting Principles in the United States of America (“US GAAP”). US GAAP differs in certain material respects from the Generally Accepted Accounting Principles in India, the requirements of India’s Banking Regulation Act 1949 and related regulations issued by the Reserve Bank of India (“RBI”) (collectively “Indian GAAP”), which form the basis of the statutory general purpose financial statements of the Bank in India. Principal differences, insofar as they relate to the Bank, include the determination of the allowance for credit losses, classification and valuation of investments, accounting for deferred taxes, stock-based compensation, loan origination fees, derivative financial instruments, business combination, lease accounting and the presentation format and disclosures of the financial statements and related notes.

c. Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Actual results could differ from these estimates. Material estimates included in these financial statements that are susceptible to change include the allowance for credit losses, the valuation of unquoted investments, impairment of securities, valuation of derivatives, stock-based compensation, unrecognized tax benefits, valuation of lease liabilities and impairment assessment of goodwill.

d. Investments in securities

Investments consist of securities purchased as part of the Bank’s treasury operations, such as government securities and other debt securities, and investments purchased as part of the Bank’s wholesale banking operations, such as credit substitute securities issued by the Bank’s wholesale banking customers.

Credit substitute securities typically consist of commercial paper and debentures issued by the same customers with whom the Bank has a lending relationship in its wholesale banking business. Investment decisions for credit substitute securities are subject to the same credit approval processes as for loans, and the Bank bears the same customer credit risk as it does for loans extended to those customers. Additionally, the yield and maturity terms are generally directly negotiated by the Bank with the issuer. All other securities, including mortgage-and asset-backed securities, are actively managed as part of the Bank’s treasury operations. The issuers of such securities are either government, public financial institutions or private issuers. These investments are typically purchased from the market, and debt securities are generally publicly-rated.

Securities that are held principally for resale in the near term are classified as held for trading (“HFT”) and are carried at fair value, with changes in fair value recorded in net income.

Debt securities that management has the positive intent and ability to hold to maturity are classified as held to maturity (“HTM”) and are carried at amortized cost.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

All debt securities that are not classified as HTM or HFT are classified as available for sale (“AFS”) debt securities and are carried at fair value. Unrealized gains and losses on such securities, net of applicable taxes, are reported in accumulated other comprehensive income/ (loss), a separate component of shareholders’ equity.

Equity securities are classified under other assets. Marketable securities are measured at fair value and any change in fair value is recorded in earnings. Non-marketable equity securities under the measurement alternative are carried at cost plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer and impairment, if any. The Bank’s review for impairment for equity method, cost method and measurement alternative securities typically includes an analysis of the facts and circumstances of each security, the intent or requirement to sell the security, and the expectations of cash flows.

Fair values are based on market quotations, where a market quotation is available or otherwise based on present values at current interest rates for such investments.

Transfers between categories are recorded at fair value on the date of the transfer.

e. Impairment of debt securities

The Bank conducts a review of all AFS debt securities with fair value below their carrying value or with zero loss expectation. The Bank evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If the assessment indicates that a credit loss exists, the present value of cash flows to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded through a provision for credit loss expense, limited by the amount that fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. The allowance is increased or decreased if credit conditions subsequently worsen or improve. A reversal of credit losses is recognized in earnings. The Bank recognizes the entire difference between amortized cost basis and fair value in earnings for impaired AFS debt securities that the Bank has an intent to sell or for which the Bank believes it will more-likely-than-not be required to sell prior to recovery of the amortized cost basis. The Bank applied ASC 326 to AFS debt securities when other-than-temporary impairment has been recognized before adoption. Amortized cost of a security, including the security’s effective interest rate where an other-than-temporary impairment had been recognized up to March 31, 2020, has remained unchanged. Amounts previously recognized in accumulated other comprehensive income as of the adoption date that relate to improvements in cash flows continue to be accreted to interest income over the remaining life of the security on a level-yield basis. Recoveries of amounts previously written off relating to improvements in cash flows after the date of adoption are recorded as income in the period received. The Bank does not record an allowance on accrued interest receivables on the balance sheet due to its policy to reverse interest income on debt securities in a timely manner in line with the Bank’s non-accrual and past due policies and also on any debt security classified as non-performing. The Bank does not purchase debt securities with credit deterioration.

f. Loans

The Bank grants retail and wholesale loans to customers.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances adjusted for an allowance for credit losses. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to net income over the lives of the related loans.

Interest is accrued on the unpaid principal balance and is included in interest income. Loans are generally placed on “non-accrual” status when interest or principal payments are ninety days past due or if they are considered non-performing, at which time no further interest is accrued and any unrealized interest recognized in the income statement is reversed. Interest income and principal payments on loans placed on non-accrual status are recognized when received. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

g. Allowance for credit losses

The Bank provides an allowance for credit losses based on management’s estimate of losses inherent in the loan portfolio which includes troubled debt restructuring. The allowance for credit losses consists of allowances for retail loans and wholesale loans.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The Bank’s allowance for credit losses comprises:

•	the allowance for loan losses, which covers the Bank’s loan portfolios and is presented separately on the balance sheet in loans,

•	the allowance for lending-related commitments, which is recognized on the balance sheet in “Accrued expenses and other liabilities”,

•	the allowance for credit losses on investment securities, which covers the Bank’s AFS debt securities and is recognized on the balance sheet in “Investments AFS debt securities”, and

•

the allowance for credit losses on other financial assets measured at amortized cost, and other off-balance sheet credit exposures, which is recognized on the balance sheet in “Accrued expenses and other liabilities”.

All changes in the allowance for credit losses are recognized in the income statement.

The Bank’s policies used to determine its allowance for credit losses and its allowance for lending-related commitments are described in the following paragraphs:

The Bank’s portfolio is bifurcated into Retail and Wholesale portfolios, wherein the Retail portfolio is segmented into homogenous pools using various factors such as nature of product, delinquencies, and other demographic and behavioral variables of the borrowers. The wholesale portfolio is segmented into various risk grades on the basis of a host of quantitative and qualitative factors including financial performance, industry risk, business risk and management quality. The allowance for loan-related losses and allowance for lending-related commitments represents expected credit losses over the remaining expected life of outstanding loans and lending-related commitments that are not unconditionally cancellable. The Bank does not record an allowance for future draws on unconditionally cancellable lending-related commitments (e.g., credit cards). The Bank does not record an allowance on accrued interest receivables on the balance sheet due to its policy to reverse interest income on loans more than 90 days past due and in the case of agricultural loans more than 365 days past due, and also on any loans classified as non-performing. The expected life for retail loans and wholesale loans is determined based on their contractual terms and expected prepayments. The expected life of funded credit card loans is generally estimated by considering expected future payments on the credit card account. The Bank has an Unconditionally Cancellable Clause (“UCC”) for credit card lines and as allowed by CECL accounting guidance, the Bank makes an allowance only for debt drawn at the time of expected loss measurement. The Bank applies expected principal payments to the credit card receivable balances existing at the reporting date until the balance is exhausted.

The estimate of expected credit losses includes expected recoveries of amounts previously charged off or expected to be charged off, even if such recoveries result in a negative allowance. The Retail loans are charged off against allowances typically when the account becomes 150 to 1,083 days past due depending on the type of loan. The defined delinquency levels at which major loan types are charged off are 150 days past due for personal loans and credit card receivables, 180 days for auto loans, commercial vehicle and construction equipment finance, 720 days past due for housing loans and on a customer by customer basis in respect of retail business banking when management believes that any future cash flows from these loans are remote including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements were not feasible. The Wholesale loans are charged off against the allowance when management believes that the loan balance may not be recovered, including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements were not feasible. Subsequent recoveries, if any, against write-off cases, are adjusted to provision for credit losses in the consolidated statement of income.

Wholesale loans are considered non-performing when, based on current information and events, it is probable that the Bank will be unable to collect scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining non-performance include payment status, the financial condition of the borrower, the value of collateral held, and the probability of collecting scheduled principal and interest payments when due. Wholesale loans that experienced insignificant payment delays and payment shortfalls are generally not classified as non-performing but are placed on a surveillance watch list and closely monitored for deterioration. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, market information, and the amount of the shortfall in relation to the principal and interest owed. These factors are considered by the Bank for selection of loans for credit reviews and assessment of allowance.

In order to estimate the allowance, the Bank primarily relies on its risk-segmentation models, which are also an integral part of the Bank’s risk management framework. Risk segmentation aims to group homogenous exposures together to allow for collective assessment of expected losses. Expected Loss estimation under collective assessment, is primarily based on Probability of Default (“PD”), Loss given Default (“LGD”) and Exposure at Default (“EAD”) estimates. The Bank has modeled its PD estimates at the aforementioned granularity for its retail and wholesale portfolios and has also created the remaining expected life structure of the same for computation of credit losses.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The Bank’s off-balance sheet credit exposures include unfunded loan commitments, financial guarantees, including standby letters of credit, and other similar instruments. For off-balance sheet credit exposures, the Bank recognizes an allowance for credit loss (“ACL”) associated with the unfunded amounts. The Bank does not recognize an ACL for commitments that are unconditionally cancellable at the Bank’s discretion. ACL for off-balance sheet credit exposures are reported as a liability in accrued expenses and other liabilities on the consolidated balance sheet. ACL in such cases is measured for the remaining contractual term, adjusted for prepayments, of the financial asset (including off-balance sheet credit exposures) using historical experience, current conditions, and reasonable and supportable forecasts.

Collective and individual assessments

Management estimates the allowance balance using relevant available information, from internal and external sources, relating to historical experience, current conditions, and reasonable and supportable forecasts. Historical loan default and loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information incorporate management’s view of current conditions and forecasts.

The methodology for estimating the amount of credit losses reported in the allowance for credit losses has two basic components: first, a pooled component for expected credit losses for pools of loans that share similar risk characteristics and second an asset-specific component involving loans that do not share risk characteristics and the measurement of expected credit losses for such individual loans.

As an integral part of the credit process, the Bank has a rating model appropriate to its retail and wholesale credit segments. The Bank monitors credit quality within its segments based on primary credit quality indicators. This internal rating (model scale) is updated at least annually.

The majority of the Bank’s credit exposures share risk characteristics with other similar exposures, and as a result are collectively assessed for allowance (“portfolio-based component”). If an exposure does not share risk characteristics with other exposures, the Bank generally estimates expected credit losses on an individual basis, considering expected repayment and conditions impacting that individual exposure (“asset-specific component”). The asset-specific component covers loans modified or reasonably expected to be modified in a troubled debt restructuring (“TDR”), collateral-dependent loans, and borrowers with financial difficulties.

Portfolio-based component (Pooled Loans)

The portfolio-based component begins with a quantitative calculation that considers the likelihood of the borrower changing delinquency status or moving from one risk rating to another. The quantitative calculation covers expected credit losses over an instrument’s expected life and is estimated by applying credit loss factors to the Bank’s exposure at default.

Apart from its historical experience, the Bank seeks to incorporate any reasonable and supportable information regarding the prevalent and future economic and operating conditions, and their impact on credit losses for the Bank into its allowance. The Bank therefore includes in its estimation the use of quantitative statistical models to predict the impact of macro-economic variables, on defaults. The Bank relies on a single macro-economic variable that is relevant to the specific pool of loans to develop a reasonable and supportable forecast specific to the relevant macro-economic variable for the expected performance of the pool. In deploying these models the Bank has assessed the impact of an exhaustive set of macro-economic variables (such key variables being GDP, Private Final Consumption Expenditure, Gross Fixed Capital Formation and Index of Industrial Production (“IIP”)) on its expected losses, and uses macro-economic forecasts surveyed and published by the Reserve Bank of India: Centre for Monitoring Indian Economy for this assessment. As the macro-economic forecasts are published for a year the Bank reverts to the historical average default rate beyond this period over a straight-line basis. Any adjustments needed to the modeled expected losses in the quantitative calculations are addressed through a qualitative adjustment. Qualitative adjustment, among other things includes specific portfolio characteristics; expected sectoral performance, expected impact of internal strategies or external events on the product/segment; model limitations; idiosyncratic events; and other relevant criteria. The total ACL is comprised of the quantitative and qualitative components.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The Bank estimates its allowance for credit losses for pooled loans based on its PD and LGD, determined for the respective risk pools. The allowance for credit losses for the quantitative component of pooled loans is the product of multiplying the PD, LGD and EAD.

Asset-specific component

To determine the asset-specific component of the allowance, collateral-dependent loans (including those loans for which foreclosure is probable) and larger and non-accrual risk-rated loans in the wholesale portfolio segment are generally evaluated individually, while smaller loans (both scored and risk-rated) are aggregated for evaluation based on factors relevant for the respective class of assets. Loans are identified for individual assessment based on financial difficulty which includes nonperforming loans, labeled loans and also loans identified based on management judgment.

The Bank generally measures the asset-specific allowance as the difference between the amortized cost of the loan and the present value of the cash flows expected to be collected, discounted at the loan’s original effective interest rate. Subsequent changes in impairment, including those related to the passage of time, are generally recognized as an adjustment to the allowance for credit losses. For collateral-dependent loans, the fair value of collateral less estimated costs to sell is used to determine the charge-off amount for declines in value (to reduce the amortized cost of the loan to the fair value of collateral) or the amount of the negative allowance that should be recognized (for recoveries of prior charge-offs associated with improvements in the fair value of collateral).

The asset-specific component of the allowance for credit losses that have been or are expected to be modified in TDRs incorporates the effect of the modification on the loan’s expected cash flows (including forgone interest, principal forgiveness, and other concessions), and also the potential for redefault. For wholesale loans modified or expected to be modified in TDRs, expected losses incorporate management’s expectation of the borrower’s ability to repay under the modified terms.

Estimating the timing and amounts of future cash flows is highly subject to judgment as these cash flow projections rely upon estimates such as loss severities, asset valuations, default rates (including redefault rates on modified loans), the amounts and timing of interest or principal payments (including any expected prepayments) or other factors that are reflective of current and expected market conditions. All of these estimates and assumptions require significant management judgment and certain assumptions are highly subjective.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

h. Income tax

The Bank estimates its income tax expense for the interim periods based on its best estimate of the expected effective income tax rate for a full year.

i. Revenue recognition

Interest income from loans and from investments is recognized on an accrual basis using the effective interest method when earned except in respect of loans or investments placed on non-accrual status, where it is recognized when received.

Fees and commissions from guarantees issued are amortized over the contractual period of the commitment.

Dividends from investments are recognized when declared.

Realized gains and losses on sale of securities are recorded on the trade date and are determined using the weighted average cost method.

Other fees and income are recognized when earned, which is when the service that results in the income has been provided. The Bank amortizes annual fees on credit cards over the contractual period of the fees.

j. Goodwill

Under applicable accounting guidance, goodwill is reviewed at the reporting unit level for potential impairment at least on an annual basis at the end of the reporting period, or more frequently if events or circumstances indicate a potential impairment. On April 1, 2020, the Bank adopted ASU 2017-04 which eliminated the requirement to calculate the implied fair value of goodwill (the second step). Accordingly, if the fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the fair value of goodwill, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis for the goodwill. Subsequent reversal of goodwill impairment losses is not permitted.

k. Recently adopted accounting standards

None

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

l. Recently issued accounting pronouncements not yet effective

In March 2022, the FASB issued ASU No. 2022-01 “Fair Value Hedging—Portfolio Layer Method (Topic 815)”. This ASU expands the portfolio layer method of hedge accounting prescribed in ASU 2017-12 to allow multiple hedged layers of a single closed portfolio and to include portfolios of both prepayable and non-prepayable financial assets. This scope expansion is consistent with the FASB’s efforts to simplify hedge accounting and allows entities to apply the same accounting method to similar hedging strategies. This ASU also specifies eligible hedging instruments in a single-layer hedge, provides additional guidance on accounting and disclosure of hedge basis adjustments and specifies how hedge basis adjustments should be considered in determining credit losses for assets in the designated closed portfolio. This ASU is effective for public business entities for interim and annual periods in fiscal years beginning after December 15, 2022. The Bank is in the process of evaluating the impact of adoption of this ASU on its consolidated financial position, results of operations, and cash flows.

In March 2022, the FASB issued ASU 2022-02 “Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures”, which eliminates the accounting guidance for TDRs by creditors in Subtopic 310-40 “Receivables - Troubled Debt Restructurings by Creditors”. This ASU enhances disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty, updates certain requirements related to accounting for credit losses under ASC 326 and requires disclosure of current-period gross write offs of financing receivables by year of origination. The ASU is effective for the Bank for interim and annual periods in fiscal years beginning after December 15, 2022. The Bank is in the process of evaluating the impact of adoption of this ASU on its consolidated financial position, results of operations, and cash flows.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

m. Convenience translation

The accompanying financial statements have been expressed in Indian Rupees (“Rs.”), the Bank’s functional currency. For the convenience of the reader, the financial statements as of and for the six-month period ended September 30, 2022 have been translated into U.S. dollars at US$1.00 = Rs. 81.37 as published by the Federal Reserve Board of New York on September 30, 2022. Such translation should not be construed as a representation that the rupee amounts have been or could be converted into U.S. dollars at that or any other rate, or at all.

2. Cash and due from banks, and restricted cash

The Bank is required to maintain a specific percentage of its demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. As prescribed by the RBI, the cash reserve ratio has to be maintained on an average basis for a two-week period. The average balance maintained for such two-week period should not fall below the prescribed threshold limit. Non-maintenance of the requisite balance is subject to levy of penalty. The Bank has classified the cash reserve maintained with the RBI as restricted cash or restricted cash equivalents (restricted cash).

The cash and due from banks, and restricted cash consist of restricted cash of Rs. 780,004.8 million and Rs. 698,628.1 million (US$ 8,585.8 million) as of March 31, 2022 and September 30, 2022, respectively.

3. Investments, held for trading

The portfolio of trading securities as of March 31, 2022 and September 30, 2022 was as follows:

	As of March 31, 2022
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value

	(In millions)
Government of India securities	Rs.	28,159.7	Rs.	57.7	Rs.	21.9	Rs.	28,195.5
Other corporate/ financial institution securities		3,635.4		1.9		6.0		3,631.3

Total debt securities	Rs.	31,795.1	Rs.	59.6	Rs.	27.9	Rs.	31,826.8
Other securities (including mutual fund units)		21,933.5		128.2		689.0		21,372.7

Total	Rs.	53,728.6	Rs.	187.8	Rs.	716.9	Rs.	53,199.5

	As of September 30, 2022
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value

	(In millions)
Government of India securities	Rs.	35,467.9	Rs.	6.8	Rs.	80.4	Rs.	35,394.3
Other corporate/ financial institution securities		13,090.8		26.2		26.5		13,090.5

Total debt securities	Rs.	48,558.7	Rs.	33.0	Rs.	106.9	Rs.	48,484.8
Other securities (including mutual fund units)		2,119.3		172.9		2.6		2,289.6

Total	Rs.	50,678.0	Rs.	205.9	Rs.	109.5	Rs.	50,774.4

Total	US$	622.8	US$	2.5	US$	1.3	US$	624.0

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

4. Investments, AFS debt securities

The portfolio of AFS debt securities as of March 31, 2022 and September 30, 2022 was as follows:

	As of March 31, 2022
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value

	(In millions)
Government of India securities	Rs.	3,226,917.6	Rs.	10,995.6	Rs.	42,946.3	Rs.	3,194,966.9
State government securities		429,146.8		4,395.9		5,865.9		427,676.8
Government securities outside India		2,279.2		—		3.4		2,275.8
Credit substitutes		578,922.3		5,381.4		1,283.5		583,020.2
Other corporate/ financial institution bonds		36,689.5		179.8		163.5		36,705.8
Debt securities, other than asset and mortgage-backed securities		4,273,955.4		20,952.7		50,262.6		4,244,645.5

Mortgage-backed securities		24.2		—		1.3		22.9
Asset-backed securities		142,954.6		1,519.6		579.5		143,894.7

Total	Rs.	4,416,934.2	Rs.	22,472.3	Rs.	50,843.4	Rs.	4,388,563.1

Securities with gross unrealized losses							Rs.	1,791,389.0
Securities with gross unrealized gains								2,597,174.1

							Rs.	4,388,563.1

	As of September 30, 2022
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value

	(In millions)
Government of India securities	Rs.	3,918,143.9	Rs.	2,019.5	Rs.	95,489.2	Rs.	3,824,674.2
State government securities		429,090.4		1,250.8		15,458.4		414,882.8
Government securities outside India		1,624.7		—		35.0		1,589.7
Credit substitutes		543,127.7		1,103.4		8,928.2		535,302.9
Other corporate/ financial institution bonds		26,532.8		77.7		419.0		26,191.5
Debt securities, other than asset and mortgage-backed securities		4,918,519.5		4,451.4		120,329.8		4,802,641.1

Mortgage-backed securities		21.7		—		2.0		19.7
Asset-backed securities		146,874.9		43.2		2,446.1		144,472.0

Total	Rs.	5,065,416.1	Rs.	4,494.6	Rs.	122,777.9	Rs.	4,947,132.8

Total	US$	62,251.6	US$	55.3	US$	1,508.9	US$	60,798.0

Securities with gross unrealized losses							Rs.	3,181,190.0
Securities with gross unrealized gains								1,765,942.8

							Rs.	4,947,132.8

							US$	60,798.0

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

AFS investments of Rs. 3,622,643.8 million and Rs. 4,239,557.0 million (US$ 52,102.2 million) as of March 31, 2022 and September 30, 2022, respectively, are eligible towards the Bank’s statutory liquidity reserve requirements. These balances are subject to withdrawal and usage restrictions towards the reserve requirements, but may be freely traded by the Bank. Of these investments, Rs. 1,648,213.8 million as of March 31, 2022 and Rs. 2,000,135.6 million (US$ 24,580.7 million) as of September 30, 2022, were kept as margins for clearing, collateral borrowing and lending obligation (“CBLO”) and real time gross settlement (“RTGS”), with the RBI and other financial institutions.

Amortized cost is net of nil and nil as allowance for credit losses for the fiscal year ended March 31, 2022 and for the six-month period ended September 30, 2022, respectively.

The below table presents the gross unrealized losses and the associated fair value of AFS securities and whether these securities have had gross unrealized losses for less than 12 months or 12 months or greater as of March 31, 2022:

	As of March 31, 2022
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses

					(In millions)
Government of India securities	Rs.	447,360.3	Rs.	7,893.5	Rs.	838,788.4	Rs.	35,052.8	Rs.	1,286,148.7	Rs.	42,946.3
State government securities		146,365.0		1,213.6		131,616.3		4,652.3		277,981.3		5,865.9
Government securities outside India		2,275.7		3.4		—		—		2,275.7		3.4
Credit substitutes		118,798.2		972.4		37,138.9		311.1		155,937.1		1,283.5
Other corporate/ financial institution bonds		15,823.3		163.5		—		—		15,823.3		163.5

Debt securities, other than asset- and mortgage-backed securities		730,622.5		10,246.4		1,007,543.6		40,016.2		1,738,166.1		50,262.6
Mortgage-backed securities		23.0		1.3		—		—		23.0		1.3
Asset-backed securities		25,557.2		310.6		27,642.7		268.9		53,199.9		579.5
Other securities (including mutual fund units)		—		—		—		—		—		—

Total	Rs.	756,202.7	Rs.	10,558.3	Rs.	1,035,186.3	Rs.	40,285.1	Rs.	1,791,389.0	Rs.	50,843.4

The below table presents the gross unrealized losses and the associated fair value of AFS debt securities and whether these securities have had gross unrealized losses for less than 12 months or 12 months or greater as of September 30, 2022:

	As of September 30, 2022
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses

					(In millions)
Government of India securities	Rs.	991,991.0	Rs.	15,816.3	Rs.	1,293,062.3	Rs.	79,672.9	Rs.	2,285,053.3	Rs.	95,489.2
State government securities		93,361.2		1,923.1		270,293.2		13,535.3		363,654.4		15,458.4
Government securities outside India		783.0		27.3		806.7		7.7		1,589.7		35.0
Credit substitutes		245,706.4		3,402.5		152,897.2		5,525.7		398,603.6		8,928.2
Other corporate/ financial institution bonds		6,990.8		222.2		4,138.8		196.8		11,129.6		419.0

Debt securities, other than asset- and mortgage-backed securities		1,338,832.4		21,391.4		1,721,198.2		98,938.4		3,060,030.6		120,329.8
Mortgage-backed securities		—		—		19.7		2.0		19.7		2.0
Asset-backed securities		100,306.7		1,861.9		20,833.0		584.2		121,139.7		2,446.1
Other securities (including mutual fund units)		—		—		—		—		—		—

Total	Rs.	1,439,139.1	Rs.	23,253.3	Rs.	1,742,050.9	Rs.	99,524.6	Rs.	3,181,190.0	Rs.	122,777.9

Total	US$	17,686.4	US$	285.8	US$	21,409.0	US$	1,223.1	US$	39,095.4	US$	1,508.9

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

As of September 30, 2022 there were 172 AFS investments in Government of India securities, State government securities and Government securities outside India with unrealized losses totaling Rs. 110,982.6 million. Upon analyzing the debt security portfolios, the Bank determined that no allowance was required as of September 30, 2022 in government issued or backed securities as for these debt securities the risk of loss was deemed minimal. Additionally, none of the remaining AFS investments in debt securities held by the Bank were past due or in non-accrual status as of September 30, 2022. The declines in the market value of these securities were mainly attributable to changes in interest rates and not credit quality, and because the Bank had the ability and intent to hold these investments until there is a recovery in fair value, which may be at maturity, the Bank did not record any write-offs for credit losses on any of these securities at September 30, 2022.

Allowances for AFS debt securities as of March 31, 2022 are as follows:

	As of March 31, 2022
	Allowance for credit losses, beginning of the period		Write-offs		Addition/(Deletion) to allowance for credit losses		Allowance for credit losses, end of the period

	(In millions)
Credit substitutes	Rs.	2,915.1	Rs.	—	Rs.	(2,915.1)	Rs.	—
Other corporate/ financial institution bonds		—		—		—		—

Total	Rs.	2,915.1	Rs.	—	Rs.	(2,915.1)	Rs.	—

Allowances for AFS debt securities as of September 30, 2022 are as follows:

As of September 30, 2022
	Allowance for credit losses, beginning of the period		Write-offs		Addition/(Deletion) to allowance for credit losses		Allowance for credit losses, end of the period

(In millions)
Credit substitutes	Rs.	—	Rs.	—	Rs.	—	Rs.	—
Other corporate/ financial institution bonds		—		—		—		—

Total	Rs.	—	Rs.	—	Rs.	—	Rs.	—

Total	US$	—	US$	—	US$	—	US$	—

Credit Quality Indicators

The Bank monitors the credit quality of its investment securities through various risk management procedures, including the monitoring of credit ratings. A majority of the debt securities in the Bank’s investment portfolio were issued by the Government of India or State governments or entities or agencies that are either explicitly or implicitly guaranteed by such governments. The Bank believes the long history of no credit losses on these securities indicates that the expectation of non-payment of the amortized cost basis is zero, even if such governments were to technically default. Therefore, for the aforementioned securities, the Bank does not assess, or record expected credit losses due to the zero loss assumption. The Bank monitors the credit quality of its remaining AFS investment portfolio which is updated periodically. Such of the remaining AFS investment portfolio in an unrealized loss position are evaluated to determine if the loss is attributable to credit related factors and if an allowance for credit loss is needed. The average credit rating of the securities comprising the mortgage-backed securities and asset-backed securities was AAA (based upon external ratings where available) as of September 30, 2022.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The contractual residual maturity of AFS debt securities other than asset and mortgage-backed securities as of September 30, 2022 is set out below:

	As of September 30, 2022
	Amortized Cost		Fair Value		Fair Value

	(In millions)
Within one year	Rs.	1,183,550.7	Rs.	1,182,595.0	US$	14,533.6
Over one year through five years		1,591,961.3		1,559,863.4		19,170.0
Over five years through ten years		1,508,962.6		1,458,466.3		17,923.9
Over ten years		634,044.9		601,716.4		7,394.8

Total	Rs.	4,918,519.5	Rs.	4,802,641.1	US$	59,022.3

The contractual residual maturity of AFS mortgage-backed and asset-backed debt securities as of September 30, 2022 is set out below:

	As of September 30, 2022
	Amortized Cost		Fair Value		Fair Value

	(In millions)
Within one year	Rs.	66,285.5	Rs.	65,259.5	US$	802.0
Over one year through five years		79,908.4		78,544.5		965.3
Over five years through ten years		636.4		623.0		7.7
Over ten years		66.3		64.7		0.8

Total	Rs.	146,896.6	Rs.	144,491.7	US$	1,775.8

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Gross realized gains and gross realized losses from sale of AFS debt securities and dividends and interest on such securities are set out below:

	Six-month period ended September 30,
	2021		2022		2022
			(In millions)
Gross realized gains on sale	Rs.	9,912.1	Rs.	73.4	US$	0.9
Gross realized losses on sale		(1,640.1)		(906.7)		(11.1)

Realized gains (losses), net		8,272.0		(833.3)		(10.2)
Dividends and interest		119,680.1		143,220.7		1,760.1

Total	Rs.	127,952.1	Rs.	142,387.4	US$	1,749.9

5. Investments, held to maturity

There were no HTM securities as of March 31, 2022 and September 30, 2022.

6. Loans

Loan balances included Rs. 372,013.8 million and Rs. 1,067,801.4 million (US$ 13,122.8 million) as of March 31, 2022 and September 30, 2022, respectively, which have been provided as collateral for borrowings and are therefore restricted.

Loans by facility as of March 31, 2022 and September 30, 2022 were as follows:

	As of
	March 31, 2022		September 30, 2022		September 30, 2022

	(In millions)
Retail loans:
Auto loans	Rs.	1,042,793.0	Rs.	1,128,981.0	US$	13,874.7
Personal loans/ Credit cards		2,341,971.8		2,556,754.3		31,421.3
Retail business banking		2,617,087.1		2,947,875.9		36,228.0
Commercial vehicle and construction equipment finance		951,066.0		1,066,755.7		13,109.9
Housing loans		830,882.4		930,765.6		11,438.7
Other retail loans		1,526,734.4		1,620,662.1		19,917.2

Subtotal	Rs.	9,310,534.7	Rs.	10,251,794.6	US$	125,989.8
Wholesale loans	Rs.	5,099,009.3	Rs.	5,594,395.5	US$	68,752.6

Gross loans		14,409,544.0		15,846,190.1		194,742.4
Less: Allowance for credit losses		372,671.8		380,426.6		4,675.2

Total	Rs.	14,036,872.2	Rs.	15,465,763.5	US$	190,067.2

Loans, other than crop-related agricultural loans, are generally placed on non-accrual status and considered non-performing if principal or interest payments become 90 days past due and/or management deems the collectability of the principal and/or interest to be doubtful. Crop-related agricultural loans are generally placed on non-accrual status and considered non-performing if principal or interest payments become 366 days past due and/or management deems the collectability of the principal and/or interest to be doubtful. Loans are returned to accrual status when the principal and interest amounts contractually due are brought current.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The following table provides details of age analysis of loans and finance receivable on non-accrual status as of March 31, 2022 and September 30, 2022.

	As of March 31, 2022
	31-90 days past due		Non-accrual/ 91 days or more past due		Current (1),(2)		Total		Finance receivable on non-accrual status

	(In millions)
Retail Loans
Auto loans	Rs.	6,536.5	Rs.	20,441.6	Rs.	1,015,814.9	Rs.	1,042,793.0	Rs.	20,441.6
Personal loans/ Credit card		27,433.8		28,057.5		2,286,480.5		2,341,971.8		28,057.5
Retail business banking		18,242.9		35,820.2		2,563,024.0		2,617,087.1		35,820.2
Commercial vehicle and construction equipment finance		20,263.0		25,091.5		905,711.5		951,066.0		25,091.5
Housing loans		3,296.3		6,478.4		821,107.7		830,882.4		6,478.4
Other retail		18,009.8		49,459.2		1,459,265.4		1,526,734.4		49,459.2
Wholesale loans		8,455.4		31,921.1		5,058,632.8		5,099,009.3		31,921.1

Total	Rs.	102,237.7	Rs.	197,269.5	Rs.	14,110,036.8	Rs.	14,409,544.0	Rs.	197,269.5

(1)	Loans up to 30 days past due are considered current.
(2)	Includes crop-related agricultural loans with days past due less than 366 as they are not considered as non-performing of Rs. 34.2 billion.

	As of September 30, 2022
	31-90 days past due		Non-accrual/ 91 days or more past due		Current (1),(2)		Total		Finance receivable on non-accrual status

	(In millions)
Retail Loans
Auto loans	Rs.	6,773.2	Rs.	19,204.4	Rs.	1,103,003.4	Rs.	1,128,981.0	Rs.	19,204.4
Personal loans/ Credit card		25,392.5		30,449.0		2,500,912.8		2,556,754.3		30,449.0
Retail business banking		18,692.3		42,901.0		2,886,282.6		2,947,875.9		42,901.0
Commercial vehicle and construction equipment finance		21,433.4		25,927.5		1,019,394.8		1,066,755.7		25,927.5
Housing loans		4,220.4		5,931.2		920,614.0		930,765.6		5,931.2
Other retail		18,313.4		55,840.1		1,546,508.6		1,620,662.1		55,840.1
Wholesale loans		7,422.9		35,643.4		5,551,329.2		5,594,395.5		35,643.4

Total	Rs.	102,248.1	Rs.	215,896.6	Rs.	15,528,045.4	Rs.	15,846,190.1	Rs.	215,896.6

Total	US$	1,256.6	US$	2,653.3	US$	190,832.6	US$	194,742.4	US$	2,653.3

(1)	Loans up to 30 days past due are considered current.
(2)	Includes crop-related agricultural loans with days past due less than 366 as they are not considered as non-performing of Rs. 35.6 billion.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

For retail loans, the policy and approval processes are designed to account for the Bank’s high volumes of relatively homogeneous, small value transactions in retail loans. There are product programs for each of these products, which define the target markets, credit philosophy and process, detailed underwriting criteria for evaluating individual credits, exception reporting systems and individual loan exposure caps. The quantitative parameters considered include income, residence stability and the nature of the employment/ business, while the qualitative parameters include accessibility, contractibility and profile. The credit policies/product programs are based on a statistical analysis of the Bank’s experience and industry data, in combination with the judgment of the Bank’s senior officers. The Bank regularly mines data on its borrower account behavior as well as static data to monitor the portfolio performance of each product segment and uses these as inputs for revising the Bank’s product programs, target market definitions and credit assessment criteria to meet the Bank’s twin objectives of combining volume growth and maintenance of asset quality.

As an integral part of the credit process, the Bank has a credit rating model for its wholesale and retail credit segments. The Bank monitors credit quality within its segments based on primary credit quality indicators. This internal grading is updated at least annually. Disbursals under one-time restructurings are also included.

The amount of purchased financing receivables outstanding as of March 31, 2022 and September 30, 2022 was Rs. 836,172.8 million and Rs. 935,278.4 million, respectively.

The following table provides information on primary credit quality indicators as at March 31, 2022:

	Term loans by origination
Credit quality indicators-Internally assigned grade	Prior		2018		2019		2020		2021		2022		Revolving loans		Revolving loans converted to term loans		Total
									(In millions)
Auto loans
Performing	Rs.	8,466.2	Rs.	42,634.8	Rs.	89,161.9	Rs.	169,606.1	Rs.	252,295.7	Rs.	455,114.6	Rs.	5,072.1	Rs.	—	Rs.	1,022,351.4
Non-performing		846.1		2,866.6		5,455.2		6,323.4		2,973.5		661.7		1,315.1		—		20,441.6

Subtotal	Rs.	9,312.3	Rs.	45,501.4	Rs.	94,617.1	Rs.	175,929.5	Rs.	255,269.2	Rs.	455,776.3	Rs.	6,387.2	Rs.	—	Rs.	1,042,793.0
Personal loans/Credit card
Performing	Rs.	1,374.4	Rs.	14,320.8	Rs.	67,477.1	Rs.	225,561.4	Rs.	336,526.1	Rs.	947,277.0	Rs.	381,900.4	Rs.	339,477.1	Rs.	2,313,914.3
Non-performing		201.7		910.2		4,184.4		7,967.1		3,931.7		1,722.7		6,405.6		2,734.1		28,057.5

Subtotal	Rs.	1,576.1	Rs.	15,231.0	Rs.	71,661.5	Rs.	233,528.5	Rs.	340,457.8	Rs.	948,999.7	Rs.	388,306.0	Rs.	342,211.2	Rs.	2,341,971.8
Retail business banking
Performing	Rs.	52,347.2	Rs.	78,959.8	Rs.	97,361.4	Rs.	151,964.0	Rs.	306,673.0	Rs.	569,687.0	Rs.	1,324,274.5	Rs.	—	Rs.	2,581,266.9
Non-performing		3,661.9		3,736.0		3,429.5		2,598.7		2,880.8		412.2		19,101.1		—		35,820.2

Subtotal	Rs.	56,009.1	Rs.	82,695.8	Rs.	100,790.9	Rs.	154,562.7	Rs.	309,553.8	Rs.	570,099.2	Rs.	1,343,375.6	Rs.	—	Rs.	2,617,087.1
Commercial vehicle and construction equipment finance
Performing	Rs.	1,837.4	Rs.	16,022.5	Rs.	69,418.2	Rs.	125,223.1	Rs.	185,561.0	Rs.	426,434.1	Rs.	101,478.2	Rs.	—	Rs.	925,974.5
Non-performing		210.8		1,391.5		6,224.5		8,010.6		3,883.8		651.3		4,719.0		—		25,091.5

Subtotal	Rs.	2,048.2	Rs.	17,414.0	Rs.	75,642.7	Rs.	133,233.7	Rs.	189,444.8	Rs.	427,085.4	Rs.	106,197.2	Rs.	—	Rs.	951,066.0
Housing loans
Performing	Rs.	301,103.3	Rs.	85,682.1	Rs.	127,339.2	Rs.	46,798.3	Rs.	0.6	Rs.	263,480.5	Rs.	—	Rs.	—	Rs.	824,404.0
Non-performing		1,597.6		504.1		1,472.2		2,193.9		512.8		197.8		—		—		6,478.4

Subtotal	Rs.	302,700.9	Rs.	86,186.2	Rs.	128,811.4	Rs.	48,992.2	Rs.	513.4	Rs.	263,678.3	Rs.	—	Rs.	—	Rs.	830,882.4
Other retail loans
Performing	Rs.	4,260.4	Rs.	11,266.3	Rs.	20,843.1	Rs.	51,074.6	Rs.	131,647.7	Rs.	567,032.4	Rs.	691,150.7	Rs.	—	Rs.	1,477,275.2
Non-performing		2,989.1		1,434.6		4,470.0		10,682.7		3,645.0		1,004.1		25,233.7		—		49,459.2

Subtotal	Rs.	7,249.5	Rs	12,700.9	Rs.	25,313.1	Rs.	61,757.3	Rs.	135,292.7	Rs.	568,036.5	Rs.	716,384.4	Rs.	—	Rs.	1,526,734.4

Total	Rs.	378,896.1	Rs.	259,729.3	Rs.	496,836.7	Rs.	808,003.9	Rs.	1,230,531.7	Rs.	3,233,675.4	Rs.	2,560,650.4	Rs.	342,211.2	Rs.	9,310,534.7

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The following table provides information on primary credit quality indicators as at September 30, 2022:

	Term loans by origination
Credit quality indicators- Internally assigned grade	Prior		Year ended March 31, 2019		Year ended March 31, 2020		Year ended March 31, 2021		Year ended March 31, 2022		Six-month period ended September 30, 2022		Revolving loans		Revolving loans converted to term loans		Total
									(In millions)
Auto loans
Performing	Rs.	27,608.7	Rs.	60,649.6	Rs.	125,673.9	Rs.	206,461.7	Rs.	369,233.1	Rs.	315,882.3	Rs.	4,267.3	Rs.	—	Rs.	1,109,776.6
Non-performing		2,777.0		4,504.7		6,022.3		3,644.1		1,432.2		88.4		735.7		—		19,204.4

Subtotal	Rs.	30,385.7	Rs.	65,154.3	Rs.	131,696.2	Rs.	210,105.8	Rs.	370,665.3	Rs.	315,970.7	Rs.	5,003.0	Rs.	—	Rs.	1,128,981.0
Personal loans/Credit card
Performing	Rs.	6,651.0	Rs.	38,840.4	Rs.	141,973.6	Rs.	232,536.8	Rs.	696,404.9	Rs.	644,417.6	Rs.	439,963.1	Rs.	325,517.9	Rs.	2,526,305.3
Non-performing		713.1		2,913.8		6,376.6		4,242.7		3,571.0		224.7		10,473.4		1,933.7		30,449.0

Subtotal	Rs.	7,364.1	Rs.	41,754.2	Rs.	148,350.2	Rs.	236,779.5	Rs.	699,975.9	Rs.	644,642.3	Rs.	450,436.5	Rs.	327,451.6	Rs.	2,556,754.3
Retail business banking
Performing	Rs.	99,690.0	Rs.	76,914.7	Rs.	125,101.4	Rs.	245,721.0	Rs.	476,291.9	Rs.	338,136.8	Rs.	1,543,119.1	Rs.	—	Rs.	2,904,974.9
Non-performing		7,053.9		3,846.9		2,984.9		3,630.9		718.2		166.7		24,499.5		—		42,901.0

Subtotal	Rs.	106,743.9	Rs.	80,761.6	Rs.	128,086.3	Rs.	249,351.9	Rs.	477,010.1	Rs.	338,303.5	Rs.	1,567,618.6	Rs.	—	Rs.	2,947,875.9
Commercial vehicle and construction equipment finance
Performing	Rs.	9,540.2	Rs.	40,673.9	Rs.	84,635.0	Rs.	137,714.8	Rs.	349,635.4	Rs.	307,089.8	Rs.	111,539.1	Rs.	—	Rs.	1,040,828.2
Non-performing		1,268.8		4,444.4		7,030.8		5,354.7		2,610.3		161.0		5,057.5		—		25,927.5

Subtotal	Rs.	10,809.0	Rs.	45,118.3	Rs.	91,665.8	Rs.	143,069.5	Rs.	352,245.7	Rs.	307,250.8	Rs.	116,596.6	Rs.	—	Rs.	1,066,755.7
Housing loans
Performing	Rs.	405,580.1	Rs.	166,111.7	Rs.	149,087.4	Rs.	94,580.4	Rs.	109,450.5	Rs.	24.3	Rs.	—	Rs.	—	Rs.	924,834.4
Non-performing		4,346.9		1,115.2		365.3		69.0		34.8		—		—		—		5,931.2

Subtotal	Rs.	409,927.0	Rs.	167,226.9	Rs.	149,452.7	Rs.	94,649.4	Rs.	109,485.3	Rs.	24.3	Rs.	—	Rs.	—	Rs.	930,765.6
Other retail loans
Performing	Rs.	10,030.1	Rs.	15,267.3	Rs.	31,671.6	Rs.	69,939.5	Rs.	237,713.0	Rs.	426,658.6	Rs.	773,541.9	Rs.	—	Rs.	1,564,822.0
Non-performing		3,978.0		3,991.0		11,536.5		3,739.1		1,780.0		159.3		30,656.2		—		55,840.1

Subtotal	Rs.	14,008.1	Rs	19,258.3	Rs.	43,208.1	Rs.	73,678.6	Rs.	239,493.0	Rs.	426,817.9	Rs.	804,198.1	Rs.	—	Rs.	1,620,662.1

Total	Rs.	579,237.8	Rs.	419,273.6	Rs.	692,459.3	Rs.	1,007,634.7	Rs.	2,248,875.3	Rs.	2,033,009.5	Rs.	2,943,852.8	Rs.	327,451.6	Rs.	10,251,794.6

Total	US$	7,118.6	US$	5,152.7	US$	8,510.0	US$	12,383.3	US$	27,637.6	US$	24,984.8	US$	36,178.6	US$	4,024.2	US$	125,989.8

Wholesale Loans

The Bank has a process in place for grading each borrower according to its financial health and the performance of its business and each borrower is graded as pass/labeled/non-performing. Wholesale loans that are not non-performing are disclosed as pass or labeled and considered to be performing. Labeled loans are those with evidence of weakness where such exposures indicate deteriorating trends which if not corrected could adversely impact repayment of the obligations. The Bank’s model assesses the overall risk over four major categories: industry risk, business risk, management risk and financial risk. The inputs in each of the categories are combined to provide an aggregate numerical rating, which is a function of the aggregate weighted scores based on the assessment under each of these four risk categories.

The following table provides information on primary credit quality indicators as at March 31, 2022.

	Term loans by origination
Credit quality indicators-Internally assigned grade	Prior		2018		2019		2020		2021		2022		Revolving Loans		Total

	(In millions)
Wholesale loans
Pass	Rs.	5,289.7	Rs.	186,145.4	Rs.	195,703.7	Rs.	421,349.1	Rs.	1,006,687.4	Rs.	2,232,372.3	Rs.	984,145.8	Rs.	5,031,693.4
Labeled		—		3,297.2		5,164.1		1,632.6		4,045.0		11,447.4		9,808.5		35,394.8
Non-performing		569.7		4,666.1		5,833.7		361.1		479.0		1,301.6		18,709.9		31,921.1

Total	Rs.	5,859.4	Rs.	194,108.7	Rs.	206,701.5	Rs.	423,342.8	Rs.	1,011,211.4	Rs.	2,245,121.3	Rs.	1,012,664.2	Rs.	5,099,009.3

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The following table provides information on primary credit quality indicators as at September 30, 2022.

	Term loans by origination
Credit quality indicators-Internally assigned grade	Prior		Year ended March 31, 2019		Year ended March 31, 2020		Year ended March 31, 2021		Year ended March 31, 2022		Six-month period ended September 30, 2022		Revolving Loans		Total

									(In millions)
Wholesale loans
Pass	Rs.	151,475.2	Rs.	167,720.1	Rs.	364,260.1	Rs.	832,050.2	Rs.	1,514,267.4	Rs.	1,184,165.9	Rs.	1,307,306.1	Rs.	5,521,245.0
Labeled		9,871.5		—		2,057.9		3,598.7		9,274.5		147.6		12,556.9		37,507.1
Non-performing		5,120.1		6,206.0		350.5		376.0		3,547.4		5.0		20,038.4		35,643.4

Total	Rs.	166,466.8	Rs.	173,926.1	Rs.	366,668.5	Rs.	836,024.9	Rs.	1,527,089.3	Rs.	1,184,318.5	Rs.	1,339,901.4	Rs.	5,594,395.5

Total	US$	2,045.8	US$	2,137.5	US$	4,506.2	US$	10,274.4	US$	18,767.2	US$	14,554.7	US$	16,466.8	US$	68,752.6

Non-performing loans by industry as of March 31, 2022 and September 30, 2022 are as follows:

	As of March 31, 2022
	(In millions)
Gross non-performing loans by industry:
—Consumer Loans	Rs.	35,554.7
—Agri Production - Food		23,569.7
—Retail Trade		15,124.1
—Agri Allied		13,255.0
—Road Transportation		12,961.6
—Consumer services		10,352.3
—Others (none greater than 5% of non-performing loans)		86,452.1

Total	Rs.	197,269.5

	As of September 30, 2022
	(In millions)
Gross non-performing loans by industry:
—Consumer Loans	Rs.	38,432.9	US$	472.3
—Agri Production - Food		28,143.8		345.9
—Retail Trade		16,257.4		199.8
—Agri Allied		14,102.8		173.3
—Road Transportation		11,791.8		144.9
—Consumer services		11,563.1		142.1
—Others (none greater than 5% of non-performing loans)		95,604.8		1,175.0

Total	Rs.	215,896.6	US$	2,653.3

Summary information relating to interest income recognized on non-performing loans during the fiscal year ended March 31, 2022 and the six-month period ended September 30, 2022 is as follows:

	As of
	March 31, 2022		September 30, 2022		September 30, 2022

	(In millions)
Interest income recognized on non-performing loans	Rs.	11,881.0	Rs.	3,547.6	US$	43.6

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

A loan is collateral dependent when the borrower is experiencing financial difficulty and repayment of the loan is dependent on the sale or operation of the underlying collateral. Such loans are carried at fair value based on current values determined by either independent appraisals or internal evaluations, adjusted for selling costs or other amounts to be deducted when estimating expected net sales proceeds. For the fiscal year ended March 31, 2022 and the six-month period ended September 30, 2022, the Bank did not have collateral-dependent loans wherein the borrower is experiencing financial difficulty and the repayment of the loan is dependent on the sale of the underlying collateral.

Allowances for credit losses as of March 31, 2022 are as follows:

	Auto loans		Personal loans/ Credit card		Retail business banking		Commercial vehicle and Construction equipment finance		Housing loans		Other retail		Wholesale		Total

	(In millions)
Allowance for credit losses, beginning of the period	Rs.	39,396.1	Rs.	110,081.0	Rs.	42,288.4	Rs.	26,356.7	Rs.	4,578.0	Rs.	49,229.2	Rs.	71,599.3	Rs.	343,528.7
Write-offs		(19,376.9)		(74,500.8)		(3,027.7)		(16,592.0)		(601.6)		(17,567.4)		(2,351.4)		(134,017.8)
Net allowance for credit losses (*)		21,750.2		75,986.2		9,794.3		21,986.2		(1,284.2)		29,775.2		5,153.0		163,160.9
Allowance for credit losses, end of the period	Rs.	41,769.4	Rs.	111,566.4	Rs.	49,055.0	Rs.	31,750.9	Rs.	2,692.2	Rs.	61,437.0	Rs.	74,400.9	Rs.	372,671.8

Allowance for credit losses:
Individually evaluated allowance	Rs.	18.4	Rs.	6.5	Rs.	2,651.4	Rs.	65.8	Rs.	—	Rs.	92.3	Rs.	35,619.7	Rs.	38,454.1
Collectively evaluated allowance		41,751.0		111,559.9		46,403.6		31,685.1		2,692.2		61,344.7		38,781.2		334,217.7
Loans:
Individually evaluated loans		31.5		29.4		2,651.4		66.3		—		126.6		41,832.9		44,738.1
Collectively evaluated loans		1,042,761.5		2,341,942.4		2,614,435.7		950,999.7		830,882.4		1,526,607.8		5,057,176.4		14,364,805.9

(*)

Net allowances for credit losses charged to expense does not include the recoveries against write-off cases amounting to Rs. 36,181.4 million. Recoveries from retail loans is Rs. 35,385.3 million and from wholesale loans is Rs. 796.1 million.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Allowances for credit losses as of September 30, 2022 are as follows:

	Auto loans		Personal loans/ Credit card		Retail business banking		Commercial vehicle and Construction equipment finance		Housing loans		Other retail		Wholesale		Total		Total

	(In millions)
Allowance for credit losses, beginning of the period	Rs.	41,769.4	Rs.	111,566.4	Rs.	49,055.0	Rs.	31,750.9	Rs.	2,692.2	Rs.	61,437.0	Rs.	74,400.9	Rs.	372,671.8	US$	4,580.0
Write-offs		(4,764.0)		(44,326.0)		(2,297.4)		(8,406.6)		(226.8)		(7,953.5)		(177.5)		(68,151.8)		(837.6)
Net allowance for credit losses (*)		2,624.6		49,512.3		8,900.6		9,248.8		811.0		11,443.0		(6,633.7)		75,906.6		932.8
Allowance for credit losses, end of the period	Rs.	39,630.0	Rs.	116,752.7	Rs.	55,658.2	Rs.	32,593.1	Rs.	3,276.4	Rs.	64,926.5	Rs.	67,589.7	Rs.	380,426.6	US$	4,675.2

Allowance for credit losses:
Individually evaluated allowance	Rs.	14.1	Rs.	0.2	Rs.	2,261.7	Rs.	419.1	Rs.	—	Rs.	92.1	Rs.	32,022.1	Rs.	34,809.3	US$	427.7
Collectively evaluated allowance		39,615.9		116,752.5		53,396.5		32,174.0		3,276.4		64,834.4		35,567.6		345,617.3		4,247.5
Loans:
Individually evaluated loans		22.9		0.4		2,723.6		419.9		—		92.1		41,854.7		45,113.6		554.4
Collectively evaluated loans		1,128,958.1		2,556,753.9		2,945,152.3		1,066,335.8		930,765.6		1,620,570.0		5,552,540.8		15,801,076.5		194,188.0

(*)

Net allowances for credit losses charged to expense does not include the recoveries against write-off cases amounting to Rs. 29,797.6 million (US$ 366.1 million). Recoveries from retail loans is Rs. 28,792.0 million and from wholesale loans is Rs. 1,005.6 million.

The allowance for credit losses is assessed at each period end and the increase/(decrease), as the case may be is recorded in the income statement under provision for credit losses net of recoveries against write-offs.

Troubled debt restructuring (“TDR”)

When the Bank grants a concession, for economic or legal reasons related to a borrower’s financial difficulties, for other than an insignificant period of time, the related loan is classified as a TDR. Such concessions could include a reduction in the interest rate below current market rates, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered TDRs. On restructuring, those loans are re-measured to reflect the impact, if any, on projected cash flows resulting from the modified terms. The impact of the TDR modifications and defaults are factored into the allowance for credit losses on a loan-by-loan basis. Modification may have little or no impact on the allowance established for the loan if there was no forgiveness of the principal and the interest was not decreased. A charge-off may be recorded at the time of restructuring if a portion of the loan is deemed to be uncollectible. A TDR classification can be removed if the borrower’s financial condition improves such that the borrower is no longer in financial difficulty, the loan has not had any forgiveness of principal or interest, and the loan is subsequently refinanced or restructured at market terms and qualifies as a new loan. There was no TDR modification during the fiscal year ended March 31, 2022 and the six-month period ended September 30, 2022, respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

7. Goodwill

Goodwill arising from a business combination is tested for impairment at least on an annual basis. There were no changes in the carrying amount of goodwill of Rs. 74,937.9 million (US$ 921.0 million) for the fiscal year ended March 31, 2022 and the six-month period ended September 30, 2022. The entire amount of goodwill was allocated to the retail business.

8. Deposits

Deposits include demand deposits, which are non-interest-bearing, and savings and time deposits, which are interest-bearing. Deposits as of March 31, 2022 and September 30, 2022 were as follows:

	As of
	March 31, 2022		September 30, 2022		September 30, 2022

	(In millions)
Interest-bearing:
Savings deposits	Rs.	5,117,372.1	Rs.	5,297,353.2	US$	65,102.0
Time deposits		8,080,607.6		9,135,246.9		112,268.0

Total interest-bearing deposits		13,197,979.7		14,432,600.1		177,370.0
Non-interest-bearing deposits		2,382,052.2		2,276,031.9		27,971.4

Total	Rs.	15,580,031.9	Rs.	16,708,632.0	US$	205,341.4

9. Short-term borrowings

Short-term borrowings are mainly comprised of money market borrowings which are unsecured and are utilized by the Bank for its operations. Short-term borrowings as of March 31, 2022 and September 30, 2022 were comprised of the following:

	As of
	March 31, 2022		September 30, 2022		September 30, 2022

	(In millions)
Borrowed in the call market	Rs.	9,001.8	Rs.	6,803.0	US$	83.6
Term borrowings from institutions/banks		114,500.0		491,051.4		6,034.8
Foreign currency borrowings		430,665.8		419,580.5		5,156.5
Bills rediscounted		—		35,544.9		436.8

Total	Rs.	554,167.6	Rs.	952,979.8	US$	11,711.7

10. Long-term debt

Long-term debt as of March 31, 2022 and September 30, 2022 was comprised of the following:

	As of
	March 31, 2022		September 30, 2022		September 30, 2022

	(In millions)
Subordinated debt	Rs.	259,452.5	Rs.	177,735.0	US$	2,184.3
Others(*)		1,295,854.3		1,353,940.6		16,639.3
Less: Debt issuance cost		(973.4)		(1,188.1)		(14.6)

Total	Rs.	1,554,333.4	Rs.	1,530,487.5	US$	18,809.0

(*)

Includes securities sold under repurchase agreements amounting to Rs. 90,200.0 million with a stated interest rate of 4.0% per annum and Rs. 90,200 million (US$ 1,108.5 million) with stated interest rate of 4.2% per annum for the years ended March 31, 2022 and the six-month period ended September 30, 2022, respectively, under RBI long-term repo operation with a three- year maturity period.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The below table presents the balance of long-term debt as of March 31, 2022 and September 30, 2022 and the related contractual rates and maturity dates:

	As of
	March 31, 2022				September 30, 2022
	Maturity / Call dates	Stated interest rates	Total		Maturity / Call dates	Stated interest rates	Total		Total

			(In millions)
Subordinated debt
Subordinated debt (other than perpetual debt)	2023-2031	7.35% to 10.20%	Rs.	89,759.4	2023-2031	7.35% to 10.20%	Rs.	52,493.4	US$	645.1
Perpetual debt—(1)	2023-2030	7.55% to 9.70%		93,848.2	2023-2030	7.55% to 9.40%		43,847.8		538.9
Perpetual debt—(2)	2027	3.70%		75,216.3	2027	3.70%		80,834.4		993.4
Others(*)
Variable rate—(1)	2023-2024	1.40% to 1.80%		40,045.9	2023-2024	1.40% to 1.80%		43,062.3		529.2
Variable rate—(2)	2023-2027	4.40% to 6.90%		82,243.1	2023-2027	4.40% to 6.90%		106,503.5		1,308.9
Fixed rate—(1)	2023-2030	2.80% to 9.21%		1,173,220.5	2023-2030	2.80% to 9.21%		1,187,475.9		14,593.5
Fixed rate—(2)	—	—		—	2024	2.58%		16,270.2		200.0

Total			Rs.	1,554,333.4			Rs.	1,530,487.5	US$	18,809.0

(*)

Variable rate—(1),Perpetual debt—(2) and Fixed rate—(2) represent foreign currency debt. Variable rate debt is typically indexed to LIBOR, SOFR, T-bill rates, marginal cost of funds based lending rates (“MCLR”), among others.

The scheduled maturities of long-term debt are set out below:

	As of September 30, 2022
	(In millions)
Due in the fiscal year ending March 31:
Remaining 2023	Rs.	92,362.5	US$	1,135.1
2024		608,232.6		7,474.9
2025		390,034.7		4,793.3
2026		137,431.8		1,689.0
2027		37,943.9		466.3
Thereafter		139,799.8		1,718.1

Total (1)	Rs.	1,405,805.3	US$	17,276.7

(1)	The scheduled maturities of long-term debt do not include perpetual bonds of Rs. 124,682.2 million (net of debt issuance cost).

During the six-month period ended September 30, 2022 the Bank issued subordinated debt amounting to nil (previous period nil) and perpetual debt amounting to Rs. 30,000.0 (previous period Rs. 81,620.0 million). During the six-month period ended September 30, 2022, the Bank also raised other long-term debt amounting to Rs. 216,169.7 million (previous period Rs. 149,442.7 million).

As of March 31, 2022 and September 30, 2022, other long-term debt includes foreign currency borrowings from other banks aggregating to Rs. 40,170.0 million and Rs. 59,381.9 million, respectively, and functional currency borrowings aggregating to Rs. 1,255,684.3 million and Rs. 1,294,558.7 million, respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

11. Accumulated other comprehensive income

The below table presents the changes in accumulated other comprehensive income (“AOCI”) after income tax for the fiscal year ended March 31, 2022 and the six-month period ended September 30, 2022.

	AFS debt securities		Foreign currency translation reserve		Total

	(In millions)
Balance, March 31, 2021	Rs.	25,212.9	Rs.	1,973.4	Rs.	27,186.3
Net unrealized gain/(loss) arising during the period		(36,088.6)		1,297.5		(34,791.1)
Amounts reclassified to income		(10,187.7)		—		(10,187.7)

Balance, March 31, 2022	Rs.	(21,063.4)	Rs.	3,270.9	Rs.	(17,792.5)

	AFS debt securities		Foreign currency translation reserve		Total

	(In millions)
Balance, March 31, 2022	Rs.	(21,063.4)	Rs.	3,270.9	Rs.	(17,792.5)
Net unrealized gain/(loss) arising during the period		(66,659.1)		2,937.8		(63,721.3)
Amounts reclassified to income		(623.0)		—		(623.0)

Balance, September 30, 2022	Rs.	(88,345.5)	Rs.	6,208.7	Rs.	(82,136.8)

Balance, September 30, 2022	US$	(1,085.7)	US$	76.3	US$	(1,009.4)

The below table presents the reclassification out of AOCI by income line item and the related income tax effect for the six-month periods ended September 30, 2021 and September 30, 2022.

	As of September 30,
	2021		2022		2022

	(In millions)
AFS debt securities:
Realized (gain)/ loss on sales of AFS debt securities, net	Rs.	(3,351.4)	Rs.	(832.5)	US$	(10.3)
Allowance on AFS debt securities		(2,915.1)		—		—

Total before income tax	Rs.	(6,266.5)	Rs.	(832.5)	US$	(10.3)
Income tax		1,577.3		209.5		2.6

Net of income tax	Rs.	(4,689.2)	Rs.	(623.0)	US$	(7.7)

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

12. Non-interest revenue

Revenue Recognition

Deposit-related fees

Deposit-related fees consist of fees earned on consumer deposit activities and are generally recognized when the transaction occurs or as the service is performed. Consumer fees are earned on consumer deposit accounts for account maintenance and various transaction-based services, such as ATM transactions, wire transfer activities, check and money order processing, standing instruction processing, cash management services, etc.

Lending-related fees

Lending-related fees generally represent transactional fees earned from certain loan related services, guarantees and letters of credit (“LCs”).

Third-party products-related fees

Third-party products related fees consist of fees earned from distribution of third-party products such as insurance and mutual funds.

Payments and cards business fees

Payments and cards business fees include fees earned from merchant acquiring business and on Credit, Debit, Prepaid or Forex cards, among others. Cards business income includes annual and renewal fees, late and over-limit fees, currency conversion fees, as well as fees earned from interchange, cash advances and other miscellaneous transactions fees. Interchange fees are recognized upon settlement of the credit and debit card payment transactions and are generally determined on a percentage basis for credit and debit cards based on the corresponding payment network’s rates. Substantially all cards business related fees are recognized at the transaction date, except for certain time-based fees such as annual fees, which are recognized over 12 months. Payments business fees include fees earned from merchants net of interchange expenses paid to issuing banks, rentals from point-of-sale machines and merchant service charges.

The table below presents the fees and commissions disaggregated by revenue source for the six-month periods ended September 30, 2021 and September 30, 2022.

	Six-month period ended September 30,
	2021		2022		2022

	(In millions)
Deposit-related fees	Rs.	17,091.7	Rs.	19,921.4	US$	244.8
Lending-related fees		18,468.9		23,909.2		293.8
Third-party products-related fees		19,335.1		23,803.2		292.5
Payments and cards business fees		24,186.7		33,177.3		407.7
Others		12,013.1		11,375.4		139.9

Fees and commissions	Rs.	91,095.5	Rs.	112,186.5	US$	1,378.7

The table below presents the fees and commissions disaggregated by segment for the six-month periods ended September 30, 2021 and September 30, 2022.

	Six-month period ended September 30,
	2021	2022	2022

	(In millions)
Retail Banking	Rs.84,187.7	Rs.99,134.2	US$	1,218.3
Wholesale Banking	6,531.9	12,982.0		159.5
Treasury Services	375.9	70.3		0.9

Fees and commissions	Rs.91,095.5	Rs.112,186.5	US$	1,378.7

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

13. Stock-based compensation

Employees Stock Option Scheme (“ESOP”)

During six-month period ended September 30, 2022, the Nomination and Remuneration Committee of the Board (“NRC”) approved, under Plan G, the grant of 30,376,354 options (Schemes XXXVIII to XLII).

Restricted Stock Units (“RSUs”)

On May 14, 2022, the shareholders of the Bank approved the Employees Stock Incentive Master Scheme 2022 (“ESIS-2022”). The Bank reserved 100.0 million equity shares, with an aggregate nominal value of Rs.100.0 million, for the grant of Restricted Stock Units (“RSUs”). Grants under the ESIS-2022 can be made over a period of four years from the date of approval by the NRC i.e., until May 13, 2026. Under the terms of the ESIS-2022, the Bank may issue RSUs, each of which is convertible into one equity share, to employees and whole-time directors of the Bank. The ESIS-2022 provides for issuance of RSUs at a face value of Rs.1.0 at the recommendation of the NRC. Such RSUs vest at the discretion of the NRC and are exercisable for a period following vesting at the discretion of the NRC, subject to a maximum period of four years, as set forth at the time of grant.

Modification of employee stock option schemes

During the six-month periods ended September 30, 2021 and September 30, 2022, there were no modifications to employee stock option schemes.

Assumptions used

The fair value of employee stock options schemes has been estimated on the dates of each grant using a binomial option pricing model with the following assumptions:

	Six-month period ended September 30,
	2021	2022
Dividend yield	0.46%	0.51%-0.97%
Expected volatility	21.71%-31.79%	22.11%-33.50%
Risk-free interest rate	4.99%-6.43%	6.14%-7.59%
Expected term (in years)	2.59-5.36	2.53-7.25

The Bank recognizes compensation expense related to stock based compensation plans over the requisite service period, generally based on the instruments’ grant-date fair value, reduced by expected forfeitures. Ultimately, the compensation cost for all awards that vest is recognized.

Activity and other details

Activity in the options available to be granted under the employee stock option scheme is as follows:

	Number of options available to be granted in the six-month period ended September 30,
	2021	2022
Options available to be granted, beginning of period	104,694,170	81,992,420
Equity shares allocated for grant under the plan	—	—
Options granted	(25,390,600)	(30,376,354)
Forfeited/lapsed	1,506,350	1,721,990

Options available to be granted, end of period	80,809,920	53,338,056

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Activity in the options outstanding under the employee stock option scheme is as follows:

	Six-month period ended September 30,
	2021			2022
	Options	Weighted average exercise price		Options	Weighted average exercise price
Options outstanding, beginning of period	168,168,760	Rs.	1,063.79	158,106,016	Rs.	1,175.65
Granted	25,390,600		1,426.45	30,376,354		1,423.62
Exercised	(24,675,408)		763.80	(24,418,050)		932.80
Forfeited	(1,218,600)		1,188.91	(1,419,600)		1,273.18
Lapsed	(287,750)		870.34	(302,390)		889.07
Options outstanding, end of period	167,377,602	Rs.	1,162.45	162,342,330	Rs.	1,258.26
Options exercisable, end of period	47,107,502	Rs.	905.43	50,617,976	Rs.	1,131.76
Weighted average fair value of options granted during the year		Rs.	414.14		Rs.	546.99

The following summarizes information about stock options outstanding as of September 30, 2022:

		As of September 30, 2022
Plan	Range of exercise price	Number of shares arising out of options	Weighted average remaining life (years)	Weighted average exercise price
Plan F	Rs. 716.60 to Rs.716.60 (or US$8.81 to US$ 8.81)	8,111,496	1.31	716.60
Plan G	Rs. 882.85 to Rs. 1,516.95 (or US$ 10.85 to US$ 18.64)	154,230,834	3.22	1,286.70

The intrinsic value of options exercised during the six-month periods ended September 30, 2021 and September 30, 2022 at the grant date was Rs. 0.5 million (previous period nil) for both period ends, respectively, and at the exercise date was Rs. 20,509.0 million and Rs. 11,929.7 million, respectively. The aggregate intrinsic value as of the grant date and as of September 30, 2022 attributable to options which are outstanding as on September 30, 2022 was Rs. 2.1 million (previous period Rs. 0.5 million) and Rs. 26,790.9 million (previous period Rs. 72,390.0 million), respectively. The aggregate intrinsic value as at the grant date and as of September 30, 2022 attributable to options exercisable as on September 30, 2022 was nil (previous period Rs. 0.5 million) and was Rs. 14,691.1 million (previous period Rs. 32,481.5 million), respectively. Total stock compensation cost recognized under these plans was Rs. 7,471.5 million and Rs. 5,730.0 million during the six-month periods ended September 30, 2021 and September 30, 2022, respectively. There is no income tax benefit recognized associated with share-based compensation expense. As of September 30, 2022, there were 111,724,354 unvested options (previous period 120,270,100) with a weighted average exercise price of Rs. 1,315.6 (previous period Rs. 1,263.1) and the aggregate intrinsic value at the grant date and as of September 30, 2022 was Rs. 2.1 million (previous period nil) and Rs. 12,099.8 million (previous period Rs. 39,908.6 million), respectively. As of September 30, 2022, the total estimated compensation cost to be recognized in future periods was Rs. 24,428.4 million (previous period Rs. 21,162.9 million). This is expected to be recognized over a weighted average period of 1.83 years.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

14. Financial instruments

Foreign exchange and derivative contracts

The Bank enters into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps with inter-bank participants on its own account and for customers. These transactions enable customers to transfer, modify or reduce their foreign exchange and interest rate risks.

Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and exchange of principal amount at maturity based on predetermined rates. Interest rate swaps are commitments to exchange fixed and floating rate interest cash flows. A forward rate agreement gives the buyer the ability to determine the underlying rate of interest for a specified period commencing on a specified future date (the settlement date) when the settlement amount is determined as the difference between the contracted rate and the market rate on the settlement date. Currency options give the buyer the right, but not an obligation, to buy or sell specified amounts of currency at agreed rates of exchange on or before a specified future date.

The market and credit risk associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. Market risk is the exposure created by movements in interest rates and exchange rates during the tenure of the transaction. The extent of market risk affecting such transactions depends on the type and nature of the transaction, the value of the transaction and the extent to which the transaction is uncovered. Credit risk is the exposure to loss in the event of default by counterparties. The extent of loss on account of a counterparty default will depend on the replacement value of the contract at the ongoing market rates.

The Bank uses its pricing models to determine the fair value of its derivative financial instruments. The Bank records credit risk valuation adjustments on derivative financial instruments in order to reflect the credit quality of the counterparties and its own credit quality. The Bank calculates valuation adjustments on derivatives based on observable market credit risk spreads.

The following table presents the aggregate notional principal amounts of the Bank’s outstanding forward exchange and other derivative contracts as of March 31, 2022 and September 30, 2022, together with the fair value on each reporting date.

	As of March 31, 2022
	Notional	Gross Assets	Gross Liabilities	Net Fair Value

	(In millions)
Interest rate derivatives	Rs.5,142,612.3	Rs.28,564.1	Rs.27,644.4	Rs.919.7
Forward rate agreements	50,610.7	1,574.1	14.8	1,559.3
Currency options	434,371.3	1,845.1	2,439.5	(594.4)
Currency swaps	308,757.4	10,463.6	4,312.3	6,151.3
Forward exchange contracts	6,551,871.8	37,755.4	40,408.2	(2,652.8)

Total	Rs.12,488,223.5	Rs.80,202.3	Rs.74,819.2	Rs.5,383.1

	As of September 30, 2022
	Notional		Gross Assets		Gross Liabilities		Net Fair Value		Notional		Net Fair Value

	(In millions)
Interest rate derivatives	Rs.	6,704,443.4	Rs.	63,011.4	Rs.	59,538.0	Rs.	3,473.4	US$	82,394.5	US$	42.7
Forward rate agreements		82,209.4		1,464.2		382.6		1,081.6		1,010.3		13.3
Currency options		497,703.3		2,733.7		3,945.0		(1,211.3)		6,116.5		(14.9)
Currency swaps		338,383.6		26,327.5		8,043.3		18,284.2		4,158.6		224.7
Forward exchange contracts		10,224,414.4		144,174.2		143,068.6		1,105.6		125,653.4		13.6

Total	Rs.	17,847,154.1	Rs.	237,711.0	Rs.	214,977.5	Rs.	22,733.5	US$	219,333.3	US$	279.4

The Bank has not designated the above contracts as accounting hedges and accordingly the contracts are recorded at fair value on the balance sheet with changes in fair value recorded in net income. The gross assets and the gross liabilities are recorded in “other assets” and “accrued expenses and other liabilities”, respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The following table summarizes certain information related to derivative amounts recognized in income:

	Non-interest revenue, net – Derivatives for the six-month period ended September 30,
	2021		2022		2022

	(In millions)
Interest rate derivatives	Rs.	1,260.1	Rs.	4,707.3	US$	57.9
Forward rate agreements		603.5		(226.4)		(2.8)
Currency options		(138.2)		(27.3)		(0.3)
Currency swaps		(825.2)		3,330.8		40.9
Forward exchange contracts		(1,636.6)		3,017.9		37.1

Total gains/ (losses)	Rs.	(736.4)	Rs.	10,802.3	US$	132.8

Offsetting

The following table shows the impact of netting arrangements on derivative financial instruments, repurchase and reverse repurchase agreements that are subject to enforceable master netting arrangements or similar agreements, but are not offset in accordance with ASC 210-20-45 and ASC 815-10-45.

The Bank enters into International Swaps and Derivatives Association, Inc. (“ISDA”) master netting agreements or similar agreements with substantially all of the Bank’s foreign exchange and derivative contract counterparties. These master netting agreements, give the Bank, in the event of default by the counterparty, the right to liquidate collaterals held or placed and to offset receivables and payables with the same counterparty. In the table below, the Bank has presented the gross derivative assets and liabilities adjusted for the effects of master netting agreements and collaterals received or pledged.

Transactions with counterparties for securities sold under agreements to repurchase (“repos”) and securities purchased under agreements to resell (“reverse repos”) are settled through the Clearing Corporation of India Limited (“CCIL”), a centralized clearinghouse. Collaterals received or pledged are comprised of highly liquid investments. For undertaking the above transactions, power of attorney is executed by the Bank and the counterparties in favor of CCIL to liquidate the securities pledged in the event of default.

	As of March 31, 2022
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet						Related amounts not offset
	Gross Amounts		Amounts offset		Net amounts reported in the balance sheet		Financial instruments	Financial collateral (1)		Net amount

	(In millions)
Financial assets
Derivative assets	Rs.	80,202.3	Rs.	—	Rs.	80,202.3	Rs.48,942.8	Rs.	8,022.9	Rs.	23,236.6
Securities purchased under agreements to resell		373,053.3		—		373,053.3	—		373,053.3		—
Financial liabilities
Derivative liabilities	Rs.	74,819.2	Rs.	—	Rs.	74,819.2	Rs.48,942.8	Rs.	1,697.2	Rs.	24,179.2
Securities sold under repurchase agreements		151,844.9		—		151,844.9	—		151,844.9		—
Long-term debt		90,200.0		—		90,200.0	—		90,200.0		—

(1)	Comprised of securities and cash collaterals. These amounts are limited to the asset/ liability balance, and accordingly, do not include excess collateral received/ pledged.

	As of September 30, 2022
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet						Related amounts not offset
	Gross Amounts		Amounts offset		Net amounts reported in the balance sheet		Financial instruments		Financial collateral (1)		Net amount

	(In millions)
Financial assets
Derivative assets	Rs.	237,711.0	Rs.	—	Rs.	237,711.0	Rs.	154,679.0	Rs.	21,660.1	Rs.	61,371.9	US$	754.2
Securities purchased under agreements to resell		5,719.4		—		5,719.4		—		5,719.4		—		—
Financial liabilities
Derivative liabilities	Rs.	214,977.5	Rs.	—	Rs.	214,977.5	Rs.	154,679.0	Rs.	19,371.2	Rs.	40,927.3	US$	503.0
Securities sold under repurchase agreements		315,107.9		—		315,107.9		—		315,107.9		—		—
Long term debt		90,200.0		—		90,200.0		—		90,200.0		—		—

(1)	Comprised of securities and cash collaterals. These amounts are limited to the asset/ liability balance, and accordingly, do not include excess collateral received/ pledged.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Guarantees

As a part of its commercial banking activities, the Bank has issued guarantees and documentary credits, such as letters of credit, to enhance the credit standing of its customers. These generally represent irrevocable assurances that the Bank will make payments in the event that the customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third-party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third-party beneficiary where a customer fails to perform a non-financial contractual obligation. The tenure of the guarantees issued or renewed by the Bank is normally in line with requirements on a case-by-case basis as may be assessed by the Bank. The remaining tenure of guarantees currently issued by the Bank and outstanding ranges from one day to 23.1 years.

The credit risk associated with these products, as well as the operating risks, is similar to those relating to other types of financial instruments.

In accordance with FASB ASC 460-10, the Bank has recognized a liability of Rs. 5,760.7 million as of March 31, 2022 and of Rs. 6,173.2 million as of September 30, 2022, in respect of guarantees issued or modified.

Details of guarantees and documentary credits outstanding are set out below:

	As of
	March 31, 2022		September 30, 2022		September 30, 2022

	(In millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	422,406.2	Rs.	474,338.8	US$	5,829.4
Performance guarantees		417,227.2		454,278.5		5,582.9
Documentary credits		615,639.6		642,907.6		7,901.0

Total	Rs.	1,455,273.0	Rs.	1,571,524.9	US$	19,313.3

Estimated fair value:
Guarantees	Rs.	(5,760.7)	Rs.	(6,173.2)	US$	(75.9)
Documentary credits		(822.8)		(897.1)		(11.0)

Total	Rs.	(6,583.5)	Rs.	(7,070.3)	US$	(86.9)

As part of its risk management activities, the Bank continuously monitors the creditworthiness of customers as well as guarantee exposures. If a customer fails to perform a specified obligation, a beneficiary may draw upon the guarantee by presenting documents in compliance with the guarantee. In that event, the Bank makes payment on account of the defaulting customer to the beneficiary up to the full notional amount of the guarantee. The customer is obligated to reimburse the Bank for any such payment. If the customer fails to pay, the Bank liquidates any collateral held and sets off accounts; if insufficient collateral is held, the Bank recognizes a loss. Margins in the form of cash and fixed deposit available to the Bank to reimburse losses realized under guarantees amounted to Rs. 182.0 billion and Rs. 210.4 billion as of March 31, 2022 and September 30, 2022, respectively. Other property or security may also be available to the Bank to cover losses under these guarantees.

Undrawn commitments

The Bank has outstanding undrawn commitments to provide loans and financing to customers. These commitments aggregated to Rs. 730.9 billion and Rs. 914.7 billion (US$ 11.2 billion) as of March 31, 2022 and September 30, 2022, respectively. Among other things, the making of a loan is subject to a review of the creditworthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. Further, the Bank has unconditional cancellable commitments aggregating to Rs. 5,528.4 billion and Rs. 6,618.5 billion (US$ 81.3 billion) as of March 31, 2022 and September 30, 2022, respectively.

The allowance for credit losses included in accrued expenses and other liabilities on off-balance sheet credit exposures and undrawn commitments is as follows:

	As of,
	March 31, 2022		September 30, 2022		September 30, 2022

	(In millions)
Allowance for credit losses, beginning of the period	Rs.	5,581.5	Rs.	6,087.6	US$	74.8
Provision for credit exposures		506.1		(288.0)		(3.5)

Allowance for credit losses, end of the period	Rs.	6,087.6	Rs.	5,799.6	US$	71.3

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

15. Estimated fair value of financial instruments

The Bank’s financial instruments include financial assets and liabilities recorded on the balance sheet, including instruments such as foreign exchange and derivative contracts. Management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of all the amounts the Bank could have realized in a sales transaction as of March 31, 2022 and September 30, 2022, respectively. The estimated fair value amounts as of March 31, 2022 and September 30, 2022 have been measured as of the respective year ends, and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair value of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

A comparison of the fair value and carrying value of financial instruments is set out below:

	As of
	March 31, 2022										September 30, 2022
			Estimated fair value										Estimated fair value
	Carrying value		Level 1		Level 2		Level 3		Total		Carrying value		Level 1		Level 2		Level 3		Total		Carrying value		Estimated fair value
	(In millions)
Financial Assets:
Cash and due from banks, and restricted cash	Rs.	1,122,031.1	Rs.	1,122,031.1	Rs.	—	Rs.	—	Rs.	1,122,031.1	Rs.	1,013,245.4	Rs.	1,013,245.4	Rs.	—	Rs.	—	Rs.	1,013,245.4	US$	12,452.3	US$	12,452.3
Investments held for trading		53,199.5		304.1		52,895.4		—		53,199.5		50,774.4		313.7		50,460.7		—		50,774.4		624.0		624.0
Investments available for sale debt securities		4,388,563.1		174,680.3		4,069,988.1		143,894.7		4,388,563.1		4,947,132.8		358,377.6		4,444,283.1		144,472.1		4,947,132.8		60,798.0		60,798.0
Securities purchased under agreements to resell		373,053.3		—		373,053.3		—		373,053.3		5,719.4		—		5,719.4		—		5,719.4		70.3		70.3
Loans		14,036,872.2		—		3,311,277.1		10,976,971.8		14,288,248.9		15,465,763.5		—		3,629,289.8		11,952,046.9		15,581,336.7		190,067.2		191,487.5
Accrued interest receivable		134,467.7		—		134,467.7		—		134,467.7		159,624.6		—		159,624.6		—		159,624.6		1,961.7		1,961.7
Other assets		686,475.6		3,889.8		680,762.1		—		684,651.9		1,042,536.4		4,147.7		1,036,207.8		—		1,040,355.5		12,812.3		12,785.5
Financial Liabilities:
Interest-bearing deposits		13,197,979.7		—		13,240,403.7		—		13,240,403.7		14,432,600.1		—		14,447,003.3		—		14,447,003.3		177,370.0		177,547.0
Non-interest-bearing deposits		2,382,052.2		—		2,382,052.2		—		2,382,052.2		2,276,031.9		—		2,276,031.9		—		2,276,031.9		27,971.4		27,971.4
Securities sold under repurchase agreements		151,844.9		—		151,844.9		—		151,844.9		315,107.9		—		315,107.9		—		315,107.9		3,872.5		3,872.5
Short-term borrowings		554,167.6		—		552,737.9		—		552,737.9		952,979.8		—		943,445.6		—		943,445.6		11,711.7		11,594.5
Accrued interest payable		82,412.8		—		82,412.8		—		82,412.8		89,380.3		—		89,380.3		—		89,380.3		1,098.4		1,098.4
Long-term debt		1,554,333.4		—		1,554,540.2		—		1,554,540.2		1,530,487.5		—		1,496,716.1		—		1,496,716.1		18,809.0		18,394.0
Accrued expenses and other liabilities		499,905.7		—		499,905.7		—		499,905.7		643,164.1		—		643,164.1		—		643,164.1		7,904.2		7,904.2

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

16. Segment information

The Bank operates in three reportable segments: wholesale banking, retail banking and treasury services. The revenue and related expense recognition policies are set out in note 1. Substantially all operations and assets are based in India.

The retail banking segment serves retail customers through a branch network and other delivery channels. This segment raises deposits from customers and grant loans, provides credit cards and debit cards, and distributes third-party financial products, such as mutual funds and insurance to such customers. Revenues of the retail banking segment are derived from interest earned on retail loans, fees for banking services, profit from foreign exchange and derivative transactions and interest earned from other segments for surplus funds placed with those segments. Expenses of this segment are primarily comprised of interest expense on deposits, infrastructure and premises expenses for operating the branch network and other delivery channels, personnel costs, other direct overheads and allocated expenses. The Bank’s retail banking loan products also include loans to small and medium enterprises for commercial vehicles, construction equipment and other business purposes. Such grouping ensures optimum utilization and deployment of specialized resources in the retail banking business.

The wholesale banking segment provides loans and transaction services to corporate customers. As discussed above, loans to small and medium enterprises for commercial vehicles, construction equipment and other business purposes are included in the retail banking segment. Revenues of the wholesale banking segment consist of interest earned on loans given to corporate customers, investment income from credit substitutes, interest earned on the cash float arising from transaction services, fees from such transaction services and profits from foreign exchange and derivative transactions with wholesale banking customers. The principal expenses of the segment consist of interest expense on funds borrowed from other segments, premises expenses, personnel costs, other direct overheads and allocated expenses.

The treasury services segment undertakes trading operations on proprietary account (including investments in government securities), foreign exchange operations and derivatives trading both on proprietary account and customer flows and borrowings. Revenues of the treasury services segment primarily consist of fees and gains and losses from trading operations and of net interest revenue/expense from investments in government securities and borrowings. Revenues from foreign exchange and derivative operations and customer flows are classified under the retail or wholesale segments depending on the profile of the customer.

Segment income and expenses include certain allocations. Interest income is charged by a segment that provides funding to another segment, based on yields benchmarked to an internally developed composite yield curve which broadly tracks market-discovered interest rates.

Directly identifiable overheads are attributed to a segment at actual amounts incurred. Indirect shared costs, principally corporate office expenses, are generally allocated to each segment on the basis of area occupied, number of staff, volume and nature of transactions. The wholesale banking segment includes unallocated tax balances and other items.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Summarized segment information for the six-month periods ended September 30, 2021 and September 30, 2022:

	Six-month period ended September 30, 2021
	Retail Banking		Wholesale Banking		Treasury Services		Total

	(In millions)
Net interest income/ (expense) (external)	Rs.	196,037.8	Rs.	148,070.8	Rs.	14,698.8	Rs.	358,807.4
Net interest income/ (expense) (internal)		79,721.3		(63,660.7)		(16,060.6)		—
Net interest revenue		275,759.1		84,410.1		(1,361.8)		358,807.4
Less: Provision for credit losses		56,082.3		3,517.1		—		59,599.4

Net interest revenue, after provision for credit losses		219,676.8		80,893.0		(1,361.8)		299,208.0
Non-interest revenue		94,528.2		29,248.7		8,147.7		131,924.6
Non-interest expense		(174,457.4)		(2,089.6)		(1,059.9)		(177,606.9)

Income before income tax	Rs.	139,747.6	Rs.	108,052.1	Rs.	5,726.0	Rs.	253,525.7

Income tax expense							Rs.	68,059.6
Segment assets:
Segment total assets	Rs.	10,265,823.5	Rs.	7,555,561.8	Rs.	1,155,372.9	Rs.	18,976,758.2

	Six-month period ended September 30, 2022
	Retail Banking		Wholesale Banking		Treasury Services		Total		Total

	(In millions)
Net interest income/ (expense) (external)	Rs.	273,692.5	Rs.	115,555.5	Rs.	39,354.1	Rs.	428,602.1	US$	5,267.3
Net interest income/ (expense) (internal)		66,363.4		(42,652.5)		(23,710.9)		—		—
Net interest revenue		340,055.9		72,903.0		15,643.2		428,602.1		5,267.3
Less: Provision for credit losses		53,748.3		(7,639.3)		—		46,109.0		566.7
Net interest revenue, after provision for credit losses		286,307.6		80,542.3		15,643.2		382,493.1		4,700.6
Non-interest revenue		119,079.9		18,242.2		(5,825.0)		131,497.1		1,616.1
Non-interest expense		(207,913.4)		(5,467.6)		(903.3)		(214,284.3)		(2,633.4)

Income before income tax	Rs.	197,474.1	Rs.	93,316.9	Rs.	8,914.9	Rs.	299,705.9	US$	3,683.3

Income tax expense							Rs.	76,503.7	US$	940.2
Segment assets:
Segment total assets	Rs.	12,484,898.1	Rs.	8,672,518.0	Rs.	1,872,632.2	Rs.	23,030,048.3	US$	283,028.6

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

17. Commitments and contingencies

Commitments and contingent liabilities other than for off balance sheet financial instruments (see note 14) are as follows:

Capital commitments

The Bank has entered into committed capital contracts, principally for branch expansion and technology upgrades. The estimated amounts of contracts remaining to be executed on the capital account as of March 31, 2022 and September 30, 2022 aggregated Rs. 21,115.5 million and Rs. 23,771.2 million, respectively.

Contingencies

The Bank is party to various legal proceedings in the normal course of business. The Bank estimates the provision for contingencies which primarily include indirect taxes since no precedents exist which could be used as points of reference. The amount of claims against the Bank towards indirect taxes and other claims which are not acknowledged as debts as of March 31, 2022 and September 30, 2022 amounted to Rs. 9,226.0 million and Rs. 9,358.0 million, respectively. The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank’s results of operations, financial condition or cash flows. The Bank intends to vigorously defend these claims. Although the results of other legal actions cannot be predicted with certainty, it is the opinion of management, after taking appropriate legal advice, that the likelihood of these claims becoming obligations of the Bank is remote and hence the resolution of these actions will not have a material adverse effect, if any, on the Bank’s business, financial condition or results of operations.

Lease commitments

The Bank is party to operating leases for certain of its office premises and employee residences, with a renewal at the option of the Bank. Operating lease right-of-use assets and lease liabilities were as follows:

	As of
	March 31, 2022		September 30, 2022		September 30, 2022

	(In millions)
Right-of-use assets	Rs.	71,572.2	Rs.	76,135.2	US$	935.7
Lease liabilities		78,138.0		83,356.6		1,024.4

The total lease expenses were as follows:

	Six-month period ended September 30,
	2021		2022		2022

	(In millions)
The total minimum lease expense during the period recognized in the consolidated statement of income	Rs.	7,357.2	Rs.	8,565.8	US$	105.3

The total operating cash flow for operating lease expenses for the six-month periods ended September 30, 2021 and September 30, 2022 was Rs. 6,666.2 million and Rs. 7,793.0 million (US$ 95.8 million), respectively

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The future minimum lease payments as of September 30, 2022 were as follows:

Due in fiscal year ending March 31:	Operating leases
	(In millions, except for weighted averages)
2023 (remaining period)	Rs.	7,418.6	US$	91.2
2024		12,852.7		158.0
2025		12,390.3		152.3
2026		12,208.3		150.0
2027		11,665.0		143.4
Thereafter		63,800.3		784.1

Total lease payments	Rs.	120,335.2	US$	1,479.0
Less: imputed interest		36,978.6		454.6

Total operating lease liabilities	Rs.	83,356.6	US$	1,024.4

Weighted average remaining lease term (in years)		9.7		9.7
Weighted average discount rate		7.0%		7.0%

The Bank enters into lease agreements to obtain the right-of-use assets for its business operations, substantially all of which are premises lease liabilities and right-of-use assets are recognized when the Bank enters into operating leases and represent obligations and rights to use these assets over the period of the leases and are re-measured for modifications. Operating lease liabilities include fixed payments for the contractual duration of the lease, adjusted for renewals or terminations. The lease agreements entered into by the Bank do not include any material residual value guarantees and material restrictive covenants. The lease payments are discounted using a rate determined when the lease is recognized. In general, the Bank does not know the discount rate implicit in the lease, and so the Bank estimates a discount rate that the Bank believes approximates a collateralized borrowing rate for the estimated duration of the lease term. At lease commencement, lease liabilities are recognized based on the present value of the remaining lease payments and discounted using the incremental borrowing rate. Right-of-use assets are reported in other assets on the consolidated balance sheet and related lease liabilities are reported in accrued expenses and other liabilities. The amortization of operating lease right-of-use assets and the accretion of operating lease liabilities are reported together as fixed lease expenses and are included in non-interest expense- premises and equipment. The lease expense is recognized on a straight-line basis over the life of the lease. The lease agreements entered into by the Bank generally have renewal and escalation clauses. These agreements also in general permit the Bank to terminate the lease arrangement within a certain period of notice of termination. The Bank does not include renewal or termination options in the establishment of the lease term when it is not reasonably certain that it will exercise them. The Bank has elected to exclude leases with terms of less than one year from the operating lease right-of-use assets and lease liabilities. The related short-term lease expense is included in non-interest expense- premises and equipment. The Bank accounted for lease-related concessions obtained as a result of the COVID-19 pandemic in accordance with guidance in Topic 842. As of September 30, 2022, the Bank had additional undiscounted operating lease commitments of Rs. 472.0 million, predominantly for premises, with leases which have not yet commenced. These leases are expected to commence by October 2022 and have lease terms ranging from 9 to 21 years.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

18. Earnings per equity share

A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share has been provided below. Potential equity shares in the nature of Employees Stock Option Schemes (“ESOPs”) with average outstanding balance of 12,764,673 million and 40,623,929 million were excluded from the calculation of diluted earnings per share for the six-month periods ended September 30, 2021 and September 30, 2022, respectively, as these were anti-dilutive.

	As of September 30,
	2021	2022
Weighted average number of equity shares used in computing basic earnings per equity share	5,524,616,011	5,555,385,277
Effect of potential equity shares for stock options outstanding	26,713,836	17,006,941

Weighted average number of equity shares used in computing diluted earnings per equity share	5,551,329,847	5,572,392,218

The following are reconciliations of basic and diluted earnings per equity share and earnings per ADS.

	Six-month period ended September 30,
	2021		2022		2022
Basic earnings per share	Rs.	33.54	Rs.	40.11	US$	0.49
Effect of potential equity shares for stock options outstanding		0.16		0.13		0.01

Diluted earnings per share	Rs.	33.38	Rs.	39.98	US$	0.48

Basic earnings per ADS	Rs.	100.62	Rs.	120.33	US$	1.47
Effect of potential equity shares for stock options outstanding		0.48		0.39		0.03

Diluted earnings per ADS	Rs.	100.14	Rs.	119.94	US$	1.44

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

19. Fair value measurement

FASB ASC 820 Fair Value Measures and Disclosures, defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosures about fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level of input

Level 1	Unadjusted quoted market prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

Level 2	Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3	Inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market activity).

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy. These valuation methodologies were applied to all of the Bank’s financial assets and financial liabilities carried at fair value. For Level 1 instruments the valuation is based upon the unadjusted quoted prices of identical instruments traded in active markets. For Level 2 instruments, where such quoted market prices are not available, the valuation is based upon the quoted prices for similar instruments in active markets, the quoted prices for identical or similar instruments in markets that are not active, prices quoted by market participants and prices derived from standard valuation methodologies or internally developed models that primarily use certain inputs such as interest rates, yield curves, volatilities and credit spreads, which are available from public sources such as Reuters, Bloomberg and the Fixed Income Money Markets and Derivatives Association of India. The valuation methodology primarily includes discounted cash flow techniques. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Bank’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The valuation of Level 3 instruments is based on valuation techniques or models which use significant market unobservable inputs or assumptions.

The Bank uses its quantitative pricing models to determine the fair value of its derivative instruments. These models use multiple market inputs, including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors to value the positions that are observable directly or indirectly. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Bank’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Financial assets and financial liabilities measured at fair value on a recurring basis:

AFS debt securities: AFS debt securities are carried at fair value. Such fair values were based on quoted market prices, where available. If quoted market prices did not exist, fair values were estimated using the market yield on the balance period to maturity on similar instruments and similar credit risks. The fair value of asset-backed and mortgage-backed securities is estimated based on revised estimated cash flows at each balance sheet date, discounted at current market pricing for transactions with similar risk. A reduction in the estimated cash flows of these instruments will adversely impact the value of these securities. A change in the timing of these estimated cash flows will also impact the value of these securities.

Trading securities: Trading securities are carried at fair value based on quoted market prices or market observable inputs.

Held to maturity securities: There were no HTM securities as of March 31, 2022 and September 30, 2022.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The following table summarizes investments measured at fair value on a recurring basis as of March 31, 2022, segregated by the level of valuation inputs within the fair value hierarchy utilized to measure fair value:

	Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)

			(In millions)
Trading account securities	Rs.	53,199.5	Rs.	304.1	Rs.	52,895.4	Rs.	—
Securities available-for-sale		4,388,563.1		174,680.3		4,069,988.1		143,894.7
Equity securities (*)		12,070.8		3,889.8		8,181.0		—

Total	Rs.	4,453,833.4	Rs.	178,874.2	Rs.	4,131,064.5	Rs.	143,894.7

(*)	Equity securities classified within other assets.

The following table summarizes investments measured at fair value on a recurring basis as of September 30, 2022, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)

			(In millions)
Trading account securities	Rs.	50,774.4	Rs.	313.7	Rs.	50,460.7	Rs.	—
Securities available-for-sale		4,947,132.8		358,377.6		4,444,283.1		144,472.1
Equity securities (*)		12,607.5		4,147.7		8,459.8		—
Total	Rs.	5,010,514.7	Rs.	362,839.0	Rs.	4,503,203.6	Rs.	144,472.1

Total	US$	61,576.9	US$	4,459.1	US$	55,342.3	US$	1,775.5

(*)	Equity securities classified within other assets.

The following table summarizes certain additional information about changes in the fair value of Level 3 assets pertaining to instruments carried at fair value for the years ended March 31, 2022 and September 30, 2022:

Particulars	As of March 31, 2022
	(In millions)
Beginning balance at April 1, 2021	Rs.	161,163.9
Total gains or losses (realized/unrealized)
-Included in net income		—
-Included in other comprehensive income		(2,841.2)
Purchases/additions		77,995.6
Sales		—
Issuances		—
Settlements		(92,423.6)
Transfers into Level 3		—
Transfers out of Level 3		—
Foreign currency translation adjustment		—

Ending balance at March 31, 2022	Rs.	143,894.7

Total amount of gains/ (losses) included in net income attributable to change in unrealized gains/ (losses) relating to assets still held at reporting date	Rs	—

Change in unrealized gains/ (losses) for the period included in other comprehensive income for assets held at the end of the reporting period	Rs	(3,055.8)

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Particulars	As of September 30, 2022
	(In millions)
Beginning balance at April 1, 2022	Rs.	143,894.7
Total gains or (losses) (realized/unrealized)
-Included in net income		—
-Included in other comprehensive income		(3,343.0)
Purchases/additions		55,836.2
Sales		—
Issuances		—
Settlements		(51,915.8)
Transfers into Level 3		—
Transfers out of Level 3		—
Foreign currency translation adjustment		—

Ending balance at September 30, 2022	Rs.	144,472.1

Total amount of gains/ (losses) included in net income attributable to change in unrealized gains/ (losses) relating to assets still held at reporting date	Rs	—

Change in unrealized gains/ (losses) for the period included in other comprehensive income for assets held at the end of the reporting period	Rs	(2,710.9)

Derivatives: The Bank enters into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps with inter-bank participants on its own account and for customers. These transactions enable customers to transfer, modify or reduce their foreign exchange and interest rate risks. Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and exchange of principal amount at maturity based on predetermined rates. Rupee interest rate swaps are commitments to exchange fixed and floating rate cash flows in rupees.

The Bank uses its pricing models to determine the fair value of its derivative instruments. These models use market inputs that are observable directly or indirectly.

The following table summarizes derivative instruments measured at fair value on a recurring basis as of March 31, 2022, segregated by the level of valuation inputs within the fair value hierarchy:

			Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)

	(In millions)
Derivative assets	Rs.	80,202.3	Rs.	—	Rs.	80,202.3	Rs.	—
Derivative liabilities	Rs.	74,819.2	Rs.	—	Rs.	74,819.2	Rs.	—

The following table summarizes derivative instruments measured at fair value on a recurring basis as of September 30, 2022, segregated by the level of valuation inputs within the fair value hierarchy:

			Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)

	(In millions)
Derivative assets	Rs.	237,711.0	Rs.	—	Rs.	237,711.0	Rs.	—
Derivative liabilities	Rs.	214,977.5	Rs.	—	Rs.	214,977.5	Rs.	—

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

20. Risk and uncertainties

a) The COVID-19 pandemic affected the world economy over the previous more than two years. The extent to which any new wave of COVID-19 or another contagious disease or pandemic will impact the Bank’s results will depend on ongoing as well as future developments, including, among other things, any new information concerning the severity of the COVID-19 pandemic or another contagious disease or pandemic, and any action to contain its spread or mitigate its impact whether government-mandated or elected by us.

b) On September 3, 2020, a securities class action lawsuit was filed against the Bank and certain of its current and former directors in the United States District Court for the Eastern District of New York (the “Court”). As amended, the complaint alleged that the Bank, its former managing director, Mr. Aditya Puri, and the present managing director and CEO, Mr. Sashidhar Jagdishan, made materially false and misleading statements regarding certain aspects of the Bank’s business and compliance policies, which the complaint alleged resulted in the Bank’s ADS price declining on July 13, 2020, thereby allegedly causing damage to the Bank’s investors. On June 7, 2023, the Court dismissed the lawsuit with prejudice, whereby the plaintiffs cannot refile the same claim before the Court. Accordingly, no liability has been recorded in the Bank’s consolidated financial statements.

c) The Bank continues to monitor the developments in the ongoing war between Russia and Ukraine which complicates the geopolitical landscape. The United States, the United Kingdom and the European Union have expanded sanctions significantly against Russia which could impact global markets and thus the Bank and its customers. The Bank seeks to manage the associated impacts on its customers and business.

21. Subsequent events

a) In its meeting held on April 4, 2022, the Board of Directors of the Bank approved a composite scheme of amalgamation (the “Scheme”) for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, each a subsidiary of HDFC Limited, with and into HDFC Limited, and (ii) HDFC Limited with and into HDFC Bank (the “Proposed Transaction”). The share exchange ratio shall be 42 equity shares of HDFC Bank (each having a face value of Rs. 1.0) for every 25 equity shares of HDFC Limited (each having a face value of Rs. 2.0).

Following the Board meeting held on April 4, 2022, the parties to the Scheme filed a company scheme application with the National Company Law Tribunal, Mumbai Bench (“NCLT”). Pursuant to the order dated October 14, 2022 by the NCLT, a shareholders’ meetings of HDFC Bank and HDFC Limited were convened. The Scheme was approved by the requisite majority of shareholders on November 25, 2022. On receipt of such shareholders’ approval, the parties to the Scheme filed a joint company scheme petition before the NCLT seeking sanction of the Scheme. The NCLT, after hearing the parties to the Scheme, sanctioned the Scheme on March 17, 2023.

In accordance with Clause 42 of the Scheme, the effectiveness of the Scheme is inter alia subject to receipt of certain approvals and meeting various compliances under the applicable law and regulations. While the requisite approvals have been received by the parties, certain compliances are currently pending. The Scheme will be made effective shortly after completion of such compliances, including filing the NCLT Order with the Registrar of Companies, which is expected to occur on or about July 1, 2023.

Upon the Scheme becoming effective, the Bank will issue equity shares to the shareholders of HDFC Limited as on the record date, which is to be determined by the Boards of Directors of HDFC Limited and HDFC Bank, and the equity shares held by HDFC Limited in the Bank will be extinguished. The shares proposed to be issued pursuant to the Proposed Transaction will not be registered with the SEC under the Securities Act of 1933 or the securities law of any state or other jurisdiction of the United States, and are being offered and sold in reliance on certain exemptions from registration under the Securities Act of 1933.